VITERRA™

Exemption #: 82-5037

May 20, 2009

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release entitled ABB Grain and Viterra Announce Agreement to Combine Operations. This was filed with the Toronto Stock Exchange and provincial securities commissions.
2. A copy of the implementation agreement that was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Sargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

dlw 5/28

ABB

VITERRA™

For Immediate Release
Date: 19 May 2009
Adelaide, Australia
Listed: ASX: ABB

Calgary, Alberta
Listed: TSX: VT

ABB Grain and Viterra Announce Agreement to Combine Operations

ABB Grain Ltd. ("ABB") and Viterra Inc. ("Viterra") are pleased to announce they have signed an Implementation Agreement under which Viterra proposes to acquire all the issued and outstanding shares in ABB for a mixture of cash and scrip via a scheme of arrangement, which will be subject to shareholder and court approval.

The transaction, valued at approximately A$1.6 billion (C$1.4 billion[1]), is comprised of a combination of cash and shares, including a special dividend to be paid by ABB.

- **The value range is A$9.11 – A$9.41[1] per share (which includes a special cash dividend of A$0.41 per share to be paid by ABB); and**
- The value range increases up to A$9.29 – A$9.59[1] per share for certain classes of shareholders who benefit from franking on the special cash dividend[2].

The ABB Directors unanimously recommend that ABB shareholders vote in favour of the proposed scheme of arrangement, in the absence of a superior proposal and subject to an independent expert concluding that the proposal is in the best interests of ABB shareholders. The transaction has also been unanimously approved by the Board of Directors of Viterra.

Summary of the Proposed Terms

ABB shareholders will be offered a Default Alternative consisting of cash and Viterra shares and, subject to the available cash and scrip pools described below, will have the ability to elect to increase the amount of cash they receive or increase the number of Viterra shares they receive. In addition, ABB intends to pay a fully franked special cash dividend of A$0.41 per ABB share.

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[1] Based on the closing share price of CAD$8.84 per Viterra share on 15 May 2009 (the last trading day in Viterra shares prior to this announcement) and an Australian Dollar:Canadian Dollar exchange rate of 0.8901.
[2] The ability of shareholders to use the franking credits will be subject to certain holding period rules.

ABB shareholders will have the ability to choose between the following alternatives:

- **Default Alternative: A$9.26** per ABB share, consisting of A$4.35 in cash and 0.4531 Viterra shares (A$4.50[3]) plus the A$0.41 special dividend; or

- **Maximum Cash Alternative: A$9.11** per ABB share, consisting of A$8.70 in cash plus the A$0.41 special dividend;

  - Maximum Cash elections will be scaled down (to minimum cash of A$6.53 and maximum scrip of 0.2266 Viterra shares (A$2.25[3])) if ABB shareholders in aggregate request more cash than the available cash pool of approximately A$1,128mm (up to circa 75% of the consideration payable by Viterra); or

- **Maximum Scrip Alternative of A$9.41** per ABB share, consisting of 0.9062 Viterra shares (A$9.00[1]) per ABB share plus the A$0.41 special dividend;

  - Maximum Scrip elections will be scaled down (to minimum scrip of 0.4531[3] Viterra shares and maximum cash of A$4.35) if ABB shareholders in aggregate request more scrip than the available scrip pool of approximately 78million Viterra shares (up to circa 50% of the consideration payable by Viterra).

Including the franking benefits attached to the special cash dividend payment from ABB, there will be further value for certain classes of shareholders of up to A$0.18[4] per share taking the proposed transaction value up to A$9.29 - A$9.59[3] per share.

The scrip component will be in the form of CHESS Depository Interests ("CDI") to be listed on the Australian Securities Exchange (the CDIs will represent an equal interest in Viterra shares and will be exchangeable into TSX-listed Viterra shares on a one for one basis). Shareholders can also elect to have their scrip issued as Viterra shares listed on the Toronto Stock Exchange ("TSX").

Cash Out Facility: To the extent the maximum cash pool is drawn, ABB shareholders who have elected to take the Maximum Cash Alternative, will have the ability to have any Viterra shares that they would have otherwise received, aggregated and sold on their behalf. Shareholders would receive their pro-rata net cash proceeds from the sale (free of brokerage costs for small shareholders), net of any applicable taxes.

ABB shareholders will also receive a fully franked interim cash 2009 dividend of A$0.10 with a record date of 16 June 2009 to be paid in the usual course of business on 30 June 2009.

Implied Premium Analysis

The valuation range of A$9.11 - A$9.41[3] (which includes a special dividend of A$0.41 to be paid by ABB) per ABB share represents a premium of:

- 30 – 34% to the ABB closing price of A$7.00 on 27 April 2009 (the day prior to the announcement that ABB and Viterra were in discussions);
- 47 – 51% to ABB's 1 month Volume Weighted Average Price ("VWAP") in the 1 month up to and including 27 April 2009;
- 55 – 60% to ABB's 3 month VWAP in the 3 months up to and including 27 April 2009.

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[3] Based on the closing share price of CAD$8.84 per Viterra share on 15 May 2009 (the last trading day in Viterra shares prior to this announcement) and an Australian Dollar:Canadian Dollar exchange rate of 0.8901.

[4] The ability of shareholders to use the franking credits will be subject to certain holding period rules.

The Default Alternative (including the special dividend) values ABB at A$1.61 billion on an equity basis and A$2.09 billion on an enterprise value basis.[5]

Deal Based on Solid Relationship and Understanding

Commenting on the transaction, Mayo Schmidt, President and CEO of Viterra said;

"Over a considerable period of time our respective companies have developed a solid understanding of each others operations, management philosophies and strategic goals. This relationship has culminated into a transformational combination that will drive significant value for all shareholders, destination customers and growers. We are creating a leading global food ingredients supplier at a time when markets are expanding. With assets in the key exporting geographies of Australia and Canada, the new company will have enhanced access to high growth markets and margin opportunities. We will be financially stronger and better able to access capital and manage risks required to succeed in the global marketplace."

Until now, ABB and Viterra have focused primarily on marketing grains from their respective countries. Demand for core commodities is forecast to increase by 20% over the next ten years, with much of the new demand coming from Asia. Dual origin capabilities from Australia and Canada are expected to represent a significant competitive advantage in serving this growing demand.

Michael Iwaniw, Managing Director of ABB, commented;

"The transaction is consistent with our respectively companies' strategy to expand our global footprint through geographic diversification and investments in value-added processing. The transaction will diversify the new company's earnings profile, offering counter seasonal cash flows and a more even distribution of earnings."

Each of the directors of ABB intends to vote their shares in favour of the transaction in respect of ABB shares they own or control in the absence of a superior proposal and subject to an independent expert concluding that the proposal is in the best interests of ABB shareholders. Following completion of the transaction, four ABB current directors are expected to join Viterra's expanded Board of Directors, including a member as the Deputy Chairman.

The transaction is expected to result in a number of benefits for the combined business, including the following:

- **Gateway to Asia**: Provides greater exposure to the higher growth Asian import market, which is becoming increasingly important given its current trend of growing demand
- **Largest Export Origination Capability for Core Commodities**: Dual origin capability, with respective countries maintaining a 37% market share of net exports of wheat, barley and canola
    - Opportunity to take advantage of logistics arbitrage opportunities
- **Business and Geographic Diversification**: Reduces concentration and proportionate earnings in any one geography and business segment
    - Also provides a more consistent distribution of earnings throughout the year
- **Increased Scale**: Larger, more diverse operations are expected to enhance position within global markets, both from grain origination and marketing, as well as the capital markets

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[5] Based on shares outstanding of 172.8mm and reported average net debt 2H08 and 1H09 of A$483.1 million.

    - Conservative capital structure retains flexibility to continue to pursue further growth opportunities

- **Synergies**: Expected synergies of A$30 million per annum
    - Combination of reciprocal best practice efficiencies, as well as leveraging international scale
    - Synergies expected to be fully realised within three years

The Australian, New Zealand and South East Asian operations of the new company will be based in Adelaide, which will be the worldwide headquarters of its malt business. As such, Adelaide will become a centre of excellence for barley marketing and barley research and development. The new company is also committed to grower education and training and will commit significant resources to improve farm business management skills, marketing expertise, and best practices among Australian growers, just as it has in the Western Canadian market.

Perry Gunner, ABB's Chairman, added;

"Australian growers and farmers in Canada can be assured that the combined company will remain firmly committed to marketing their respective crops. In fact, our Boards are confident that the combination will give the company more market presence, access to new markets and more opportunities to achieve premium prices for growers. We are bringing together two strong, well managed and strategically positioned businesses. The proposed combination de-risks the delivery of ABB's business strategy, creating a more diversified business and geographic earnings spread."

Implementation Agreement

ABB has entered into an Implementation Agreement with Viterra under which ABB has agreed to propose a scheme of arrangement for the acquisition of its shares by Viterra. A copy of the Implementation Agreement dated 19 May 2009 accompanies this announcement as a separate document.

The transaction is subject to satisfaction of a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of ABB shareholders. The transaction is subject to satisfaction of a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of ABB shareholders. Regulatory approvals include approval by the Australian Foreign Investment Review Board, the New Zealand Overseas Investment Office and TSX (and ASX) in respect of the issue of new shares (and CDIs) under the scheme by Viterra.

The Implementation Agreement contains certain terms usual for a transaction of this nature including no shop and no talk provisions, mutual break fees, as well as providing Viterra the right to match a competing proposal.

Next Steps

In due course, ABB's shareholders will receive a scheme booklet that will contain full details of the proposed scheme, including the basis for the ABB Board's recommendation that ABB's shareholders approve the proposed scheme (in the absence of a superior proposal and subject to the opinion of the Independent Expert). ABB will shortly appoint an Independent Expert to prepare a report on whether the proposed scheme is in the best interests of ABB's shareholders. The Independent Expert's report will be included in the scheme booklet.

It is currently anticipated that ABB will lodge the scheme booklet with ASIC in due course, and that the scheme meeting is expected to be held in September 2009.

Genuity Capital Markets and Macquarie Capital Advisers are acting as financial advisers to Viterra and Torys LLP and Freehills as its legal advisers.

J.P. Morgan is acting as ABB's exclusive financial adviser and Johnson Winter & Slattery as legal adviser.

Contact Details

Media Contact:
Susan Cline
Viterra Inc.
(306) 569-6948
http://www.viterra.ca

Media Contact:
Marc Cooney
ABB Grain Ltd.
+61 8 8385 8055
http://www.abb.com.au

Jamie Nagy
Genuity Capital Markets
+1 416 687 5261

Aaron Kenavan
J.P. Morgan
+61 2 9220 3004

Rob Rorrison
Macquarie Capital Advisers
+61 2 9635 9314

About Viterra

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the TSX under the symbol VT.

About ABB

ABB Grain Ltd. is a leading Australian agribusiness with a multi-faceted operation and international focus. ABB's diversified operations stretch across the entire supply chain. The company's core business divisions include national supply chain, grain marketing, malt and rural services. ABB employs 1100 staff across its divisions throughout Australia and its international operations.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties concerning the parties' ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. Important factors that could affect these forward looking statements include, without limitation, the outcome of regulatory reviews of the proposed transaction; the satisfaction of closing conditions, including obtaining the required regulatory and ABB shareholder approvals; difficulties that could be

encountered in integrating the companies and that some of the anticipated benefits of the proposed transaction may not be realized on the schedule contemplated or at all; weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; global political and economic conditions, including financial market conditions, fluctuations in currency exchange rates and grain subsidy actions of the United States and European Union.

IMPLEMENTATION AGREEMENT

ABB GRAIN LTD

VITERRA INC.

A.C.N. 137 192 753 PTY LTD

JOHNSON WINTER & SLATTERY

LAWYERS

Australia Square Tower, 264 George Street
Sydney, NSW 2000
Telephone +61 2 8274 9555 ▪ Facsimile +61 2 8274 9500
www.jws.com.au

SYDNEY ▪ MELBOURNE ▪ ADELAIDE ▪ PERTH

CONTENTS

DATE

PARTIES

1 **ABB GRAIN LTD** ABN 59 084 962 130 of 1 Grain House, 123-130 South Terrace, Adelaide, South Australia, Australia (**ABB Grain**);

2 **VITERRA INC.** of 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, Canada (**Viterra**); and

3 **A.C.N. 137 192 753 PTY LTD** ACN 137 192 753 c/- Moore Stephens, Level 7, 20 Hunter Street, Sydney, New South Wales, Australia (**Viterra Acquirer**).

RECITALS

A ABB Grain, Viterra and Viterra Acquirer have agreed that ABB Grain will propose a scheme of arrangement under Part 5.1 of the Corporations Act between ABB Grain and its shareholders, pursuant to which Viterra Acquirer will acquire all of the ordinary shares in ABB Grain.

B ABB Grain, Viterra and Viterra Acquirer have agreed in good faith to implement the Scheme upon and subject to the terms and conditions of this Agreement.

C ABB Grain, Viterra and Viterra Acquirer have agreed certain other matters in connection with the Scheme as set out in this Agreement.

OPERATIVE PART

1 Definitions and Interpretation

1.1 Definitions

In this Agreement, unless a contrary intention appears:

ABB Grain Due Diligence Information has the meaning given in clause 10.1(b).

ABB Grain Group means ABB Grain and its Related Bodies Corporate.

ABB Grain Indemnified Parties means ABB Grain, the Related Bodies Corporate of ABB Grain and their respective Officers.

ABB Grain Material Adverse Change means any event, change or circumstance or announcement or disclosure of any event, change or circumstance that, individually or in the aggregate with other such events, changes or circumstances, has or would be reasonably likely to have a material adverse effect on the business, assets, liabilities, financial position, financial performance or profitability of the ABB Grain Group taken as a whole, except any such event, change or circumstance:

(a) resulting from or arising in connection with:

(i) any adoption, implementation or change in applicable law or any interpretation of applicable law by any Governmental Agency that would not be reasonably expected to have a materially disproportionate effect on the ABB Grain Group relative to other comparable companies in a similar business or industry;

(ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or any change in general economic, business or regulatory conditions or in financial, capital or commodity markets, that would not be reasonably expected to have a materially disproportionate effect on the ABB Grain Group relative to other comparable companies in a similar business or industry;

(iii) any change generally affecting any of the industries (taken as a whole) in which the ABB Grain Group operates that would not be reasonably expected to have a materially disproportionate effect on the ABB Grain Group relative to other comparable companies in a similar business or industry;

(b) caused or to the extent contributed to by any climatic or other natural event or condition (including drought and other weather conditions and any natural disaster);

(c) resulting from or arising in connection with anything referred to in paragraph (o) of the definition of "ABB Grain Prescribed Event";

(d) resulting from or arising in connection with the execution, announcement or performance of this Agreement or the implementation of the Scheme or the consummation of any transaction contemplated by this Agreement or the Scheme (including resulting from or arising in connection with the seeking or the granting of the waiver referred to in clause 4.1(d));

(e) fairly disclosed before the date of this Agreement in any public filing with the ASX or ASIC or fairly disclosed in writing in the ABB Grain Due Diligence Information given before the date of this Agreement; or

(f) in relation to which Viterra has expressly consented in writing.

ABB Grain Option means an option issued by ABB Grain under the terms of ABB Grain's Executive Share Option Plan as approved by ABB Grain Shareholders.

ABB Grain Material Subsidiary means a member of the ABB Grain Group that contributes 10% or more to ABB Grain Group's aggregate net assets or EBITDA.

ABB Grain Prescribed Event means any of the following:

(a) ABB Grain converts all or any of its shares into a larger or smaller number of shares;

(b) ABB Grain or any ABB Grain Material Subsidiary resolves to reduce its share capital in any way;

(c) ABB Grain or any ABB Grain Material Subsidiary:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d) ABB Grain or any ABB Grain Material Subsidiary redeems any shares;

(e) ABB Grain or any ABB Grain Material Subsidiary issues or agrees to issue shares, or issues or grants or agrees to issue or grant any option or right to be issued shares in it or any other security convertible into or exchangeable for shares in it, other than to another member of the ABB Grain Group;

(f) ABB Grain or any ABB Grain Material Subsidiary issues, or agrees to issue, convertible notes or other debt securities;

(g) ABB Grain or any ABB Grain Material Subsidiary disposes, or agrees to dispose, of the whole or a substantial part of its business or property;

(h) ABB Grain or any ABB Grain Material Subsidiary charges, or agrees to charge, creates, or agrees to create any mortgage, lien or other encumbrance over the whole or a substantial part of its business or property;

(i) ABB Grain or any ABB Grain Material Subsidiary resolves to be wound up;

(j) ABB Grain declares, pays or distributes any dividend, bonus or other share of its profits or makes any distribution of its assets to its members;

(k) the constitution of ABB Grain is amended or replaced other than as contemplated by clause 4.1(k);

(l) any ABB Grain Material Subsidiary undertakes any action or transaction similar to any action or transaction referred to in any of the preceding paragraphs under the law of its place of incorporation;

(m) an Insolvency Event occurs in relation to ABB Grain or any ABB Grain Material Subsidiary; and

(n) ABB Grain or any ABB Grain Material Subsidiary authorises, commits or agrees to undertake any of the actions or transactions referred to in any of the foregoing paragraphs,

provided that an ABB Grain Prescribed Event shall not include:

(o) any of the following matters:

(i) the payment by ABB Grain on or before the Implementation Date of a fully franked interim dividend of $0.10 per ABB Grain Share to ABB Grain Shareholders;

(ii) any wholly intra group transaction between members of the ABB Grain Group;

(iii) the payment by ABB Grain on or before the Implementation Date of a fully franked special dividend of up to $0.41 per ABB Grain Share to ABB Grain Shareholders; and

(p) any other action or transaction:

(i) resulting from or arising in connection with the performance of this Agreement or the implementation of the Scheme;

(ii) which any member of the ABB Grain Group is permitted to undertake, or not to undertake, under this Agreement, or which is otherwise contemplated by this Agreement or the Scheme;

(iii) fairly disclosed before the date of this Agreement in any public filing with the ASX or ASIC or fairly disclosed in writing in the ABB Grain Due Diligence Information given before the date of this Agreement; or

(iv) in relation to which Viterra has expressly consented in writing.

ABB Grain Scheme Booklet Information means information included in the Scheme Booklet other than:

(a) Viterra Scheme Booklet Information;

(b) Combined Group Scheme Booklet Information;

(c) the Independent Expert's Report;

(d) the Investigating Accountant's Report; and

(e) any statement of the tax consequences of the Scheme and associated matters for ABB Grain Shareholders on the letterhead of ABB Grain's tax advisers as may be included in the Scheme Booklet.

ABB Grain Share means a fully paid ordinary share in the capital of ABB Grain.

ABB Grain Shareholder means a person who is recorded in the Register as the holder of ABB Grain Shares.

Agreed Announcement means the public announcement to be issued jointly by ABB Grain and Viterra, in the form set out in Annexure 4.

Agreement means this document including any schedule or annexure.

ASIC means the Australian Securities and Investments Commission.

ASIC Review Period means the period from the date on which a draft of the Scheme Booklet is submitted by ABB Grain to ASIC to the date on which ASIC confirms that it has no objection to the form of the Scheme Booklet.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ASX Listing Rules means the official listing rules of ASX.

Board means, in respect of a party, the board of directors of that party.

Business Day has the meaning given in the ASX Listing Rules.

CDI means a CHESS Depositary Interest, being a unit of beneficial ownership in a New Viterra Share registered in the name of CDN.

CDN means CHESS Depositary Nominees Pty Limited ACN 071 346 506.

Combined Group means the combined ABB Grain Group / Viterra Group after Implementation.

Combined Group Scheme Booklet Information means:

(a) all information in the Scheme Booklet regarding the Combined Group; and

(b) the risk factors disclosed in the Scheme Booklet regarding the Combined Group.

Competing Proposal means:

(a) in the case of ABB Grain, any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, any person or persons (other than Viterra or a Related Body Corporate of Viterra) would:

(i) acquire:

(A) an interest in all or a substantial part of the assets or business of the ABB Grain Group; or

(B) a relevant interest (as defined in the Corporations Act) in more than 20 percent of the voting shares of ABB Grain;

(ii) acquire control (as determined in accordance with section 50AA of the Corporations Act) of ABB Grain; or

(iii) otherwise acquire or merge with ABB Grain (including by a reverse takeover bid, reverse scheme of arrangement or dual listed company or similar structure); and

(b) in the case of Viterra:

(i) any bona fide formal public proposal, transaction or arrangement advanced by any credible person or persons pursuant to which, if ultimately completed, any person or persons would:

(A) acquire:

(x) an interest in all or a substantial part of the assets or business of the Viterra Group; or

(y) beneficial ownership of 35 percent or more of any class of voting or equity securities of Viterra;

(B) acquire control (as determined in accordance with section 50AA of the Corporations Act) of Viterra; or

(C) otherwise acquire or merge with Viterra (including by a reverse takeover bid, reverse scheme of arrangement or dual listed company or similar structure); or

(ii) any transaction or arrangement which is binding (whether conditional or not) and pursuant to which, if ultimately completed, any member of the Viterra Group would acquire any one or more persons, businesses or assets having an aggregate enterprise value in excess of the applicable threshold set out below:

(A) subject to sub-paragraph (B), CAD300 million, if any such person has material operations in, or any material part of any such business or of those assets is located in, Australia,

(B) CAD600 million, if any such person has material operations in, or any material part of any such business or of those assets is located in, Australia and Viterra satisfies ABB Grain (acting reasonably) that such transaction or arrangement would not affect the Scheme or its Implementation; and

(C) CAD600 million, in any case not referred to in sub-paragraph (A) or sub-paragraph (B).

Condition Precedent means a condition precedent set out in clause 2.1.

Confidentiality Agreements means:

(a) the agreement contained in the letter from Viterra to ABB Grain dated 25 March 2009; and

(b) the agreement contained in the letter from ABB Grain to Viterra dated 25 March 2009.

Constitutional Amendment means an amendment to clause 5.6 of ABB Grain's constitution to permit the acquisition of the ABB Grain Shares by Viterra Acquirer under the Scheme.

Constitutional Amendment Meeting means the meeting of ABB Grain Shareholders to be convened by ABB Grain to consider and, if thought fit, approve the Constitutional Amendment.

Consultation Period has the meaning given in clause 2.4(c).

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Deed Poll means a deed poll substantially in the form of Annexure 3 (or in such other form as is agreed between ABB Grain and Viterra) under which Viterra and Viterra Acquirer covenant in favour of the Scheme Shareholders to perform their obligations under the Scheme.

Deferred Employee Share Plan means the deferred employee share plan established by ABB Grain and in place as at the date of this Agreement.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.

End Date means the later of:

(a) 30 November 2009;

(a) 31 December 2009, provided:

(i) the parties agree to payment of an additional amount of dividend to ABB Grain Shareholders in respect of the period of the extension (and in this regard the parties must act reasonably and have regard to actual ABB Grain financial results in seeking to agree an additional dividend amount);

(ii) Viterra extends the deadline of its subscription receipts and other financing commitments which it has obtained in connection with the implementation of the Scheme (and, in this regard, Viterra must use reasonable efforts to agree an extension of such deadlines); and

(iii) if any of the other terms of the subscription receipts or other financing commitments are changed in connection with any such extension, those changes are acceptable to ABB Grain acting reasonably; and

(b) such later date as ABB Grain and Viterra may agree in writing.

Exclusivity Period means the period commencing on the date of this Agreement and ending on the earlier of:

(a) the termination of this Agreement in accordance with its terms;

(b) the Implementation Date; and

(c) the End Date.

Exempt Employee Share Plan means the exempt employee share plan established by ABB Grain and in place as at the date of this Agreement.

First Court Hearing means the hearing by the Court of an application for an order under section 411(1) of the Corporations Act convening the Scheme Meeting.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity. It includes ASIC and ASX (and any other stock exchange).

Implementation means the implementation of the Scheme in accordance with its terms following it becoming Effective.

Implementation Date means the third Business Day following the Record Date.

Independent Expert means such person as ABB Grain appoints to prepare the Independent Expert's Report in accordance with clause 4.1(b).

Independent Expert's Report means a report by an expert who is independent of ABB Grain stating whether or not in its opinion the Scheme is in the best interests of ABB Grain Shareholders, and setting out reasons for that opinion.

Ineligible Foreign ABB Grain Shareholder means an ABB Grain Shareholder whose address as shown in the Register is a place outside:

(a) Australia and its external territories;

(b) New Zealand; and

(c) United States of America.

Insolvency Event means:

(a) in respect of a person incorporated under the laws of Australia, being in liquidation or provisional liquidation or administration, having a controller or analogous person appointed to it or any of its property, being taken under section 459F(1) of the Corporations Act to have failed to comply with a statutory demand, being unable to pay its debts when they fall due or otherwise insolvent, becoming an insolvent under administration, or entering into a compromise or arrangement (other than the Option Scheme) with, or assignment for the benefit of, any of its creditors;

(b) in respect of a person incorporated under the laws of Canada, becoming insolvent, or generally unable to pay its debts or meet its liabilities as the same become due, or admitting in writing its inability to pay its debts generally, or declaring any general moratorium on its indebtedness, or proposing a compromise or arrangement between it and any class of its creditors under any applicable insolvency statute, or committing an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada), or making an assignment of its property for the general benefit of its creditors under such Act, or instituting any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganisation, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganisation, receivership or relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada) and the *Companies' Creditors Arrangement Act* (Canada)) or at common law or in equity, or filing an answer admitting the material allegations of a petition filed against it in any such proceeding, or applying for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or substantially all of its property, or threatening to do any of the foregoing, or taking any action, corporate or otherwise, to approve, effect, consent to or authorise any of the foregoing actions, or otherwise acting in furtherance thereof or failing to act in a timely and appropriate manner in defence thereof; and

(c) in respect of any person, anything analogous to any of the foregoing events occurring to that person in any jurisdiction other than Australia or Canada.

Investigating Accountant means such person as ABB Grain appoints to prepare the Investigating Accountant's Report.

Investigating Accountant's Report means a report on the financial information contained in the Scheme Booklet.

New Viterra Shares means the Viterra Shares to be issued under the Scheme as Scheme Consideration.

Officer means, in relation to an entity, any person who is a director, company secretary or employee of that entity.

Option Scheme means, if required in accordance with clause 4.2, the scheme of arrangement under Part 5.1 of the Corporations Act to be made between ABB Grain and holders of ABB Grain Options providing for the acquisition or cancellation of the ABB Grain Options at the cash price specified in clause 4.2(a), and otherwise in a form to be agreed in writing by each party acting reasonably.

Option Scheme Meeting means, if required in accordance with clause 4.2, the meeting of holders of ABB Grain Options to be ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Option Scheme Resolution means, if required in accordance with clause 4.2, the resolution to be put to holders of ABB Grain Options to approve the Option Scheme.

Record Date means 7.00pm (Sydney time) on the fifth Business Day following the date on which the Scheme becomes Effective.

Register means the register of members of ABB Grain.

Related Body Corporate has the meaning given in the Corporations Act.

Relevant Governmental Agency has the meaning in clause 2.5(a).

Representative means, in relation to a party:

(a) a Related Body Corporate of the party; or

(b) an Officer of the party or any of the party's Related Bodies Corporate; or

(c) an adviser, consultant, agent or representative of the party or any of the party's Related Bodies Corporate.

Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between ABB Grain and the Scheme Shareholders substantially in the form of Annexure 2, subject to any alterations or conditions (whether proposed by a party or required by the Court) which are agreed in writing by each party.

Scheme Booklet means an explanatory memorandum to be approved by the Court and despatched to ABB Grain Shareholders which includes the Scheme, an explanatory statement under section 412 of the Corporations Act, explanatory information regarding the Constitutional Amendment, the Independent Expert's Report, the Investigating Accountant's Report, any document or information required in connection with the quotation of New Viterra Shares in the form of CDIs on the ASX and relevant notices of meeting and proxy forms.

Scheme Consideration means the consideration to be provided by Viterra and Viterra Acquirer in consideration for the transfer of the ABB Grain Shares held by Scheme Shareholders to Viterra Acquirer, as described in clause 5 of the Scheme.

Scheme Meeting means the meeting of ABB Grain Shareholders to be ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme.

Scheme Shareholder means a person who is an ABB Grain Shareholder on the Record Date (other than Viterra or any Related Body Corporate of Viterra).

Scheme Resolution means the resolution to be put to ABB Grain Shareholders to approve the Scheme.

Second Court Date means the first day on which the application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Superior Proposal means a bona fide written Competing Proposal in respect of ABB Grain which the Board of ABB Grain determines, acting in good faith and after having taken advice from its financial and legal advisers and having taken into account the likely availability of funding for the proposed transaction, the conditions to which it is subject, the likely timeframe for its consummation and any other factors the Board considers relevant:

(a) is reasonably capable of being consummated; and

(b) would, if consummated, result in a transaction more favourable to ABB Grain Shareholders than the Scheme.

Timetable means the indicative timetable set out in Annexure 1, subject to any modifications as the parties may agree in writing.

Viterra Due Diligence Information has the meaning given in clause 10.1(a).

Viterra Group means Viterra and its Related Bodies Corporate.

Viterra Indemnified Parties means Viterra, the Related Bodies Corporate of Viterra and their respective Officers.

Viterra Material Adverse Change means any event, change or circumstance or announcement or disclosure of any event, change or circumstance that, individually or in the aggregate with other such events, changes or circumstances, has or would be reasonably likely to have a material adverse effect on the business, assets, liabilities, financial position, financial performance or profitability of the Viterra Group taken as a whole, except any such event, change or circumstance:

(a) resulting from or arising in connection with:

(i) any adoption, implementation or change in applicable law or any interpretation in applicable law by any Governmental Agency that would not be reasonably expected to have a materially disproportionate effect on the Viterra Group relative to other comparable companies in a similar business or industry;

(ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or any change in general economic, business or regulatory conditions or in financial, capital or commodity markets that would not be reasonably expected to have a materially disproportionate effect on the Viterra Group relative to other comparable companies in a similar business or industry;

(iii) any change generally affecting any of the industries (taken as a whole) in which the Viterra Group operates that would not be reasonably expected to have a materially disproportionate effect on the Viterra Group relative to other comparable companies in a similar business or industry;

(b) caused or to the extent contributed to by any climatic or other natural event or condition (including drought and other weather conditions and any natural disaster);

(c) resulting from or arising in connection with the execution, announcement or performance of this Agreement or the Scheme or consummation of any transaction contemplated by this Agreement or the Scheme;

(d) fairly disclosed before the date of this Agreement in any public filing with the Toronto Stock Exchange or fairly disclosed in writing in the Viterra Due Diligence Information given before the date of this Agreement; or

(e) in relation to which ABB Grain has expressly consented in writing.

Viterra Material Subsidiary means a member of the Viterra Group that contributes 10% or more to Viterra Group's aggregate net assets or EBITDA.

Viterra Prescribed Event means the occurrence of any of the following:

(a) Viterra converts all or any of its shares into a larger or smaller number of shares;

(b) Viterra or any Viterra Material Subsidiary resolves to reduce its share capital in any way;

(c) Viterra or any Viterra Material Subsidiary redeems, repurchases or otherwise acquires or offers to redeem, repurchase or otherwise acquire any shares of capital stock;

(d) Viterra or any Viterra Material Subsidiary issues, delivers or sells, or authorises the issuance, delivery or sale of any shares of capital stock, or any options, warrants, notes or similar rights exercisable or exchangeable for or convertible into such capital stock, other than to another member of the Viterra Group;

(e) the Viterra Group disposes, or agrees to dispose, of a substantial part of its business or property;

(f) Viterra or any Viterra Material Subsidiary charges, or agrees to charge, creates, or agrees to create any mortgage, lien or other encumbrance over the whole or a substantial part of its business or property;

(g) Viterra or any Viterra Material Subsidiary resolves to be wound up;

(h) Viterra declares, pays or distributes any dividend, bonus or other share of its profits;

(i) the articles or by-laws of Viterra are amended or replaced;

(j) Viterra or any Viterra Material Subsidiary undertakes any action or transaction similar to any action or transaction referred to in any of the preceding paragraphs under the law of its place of incorporation;

(k) an Insolvency Event occurs in relation to Viterra or any Viterra Material Subsidiary; and

(l) Viterra or any Viterra Material Subsidiary authorises, commits or agrees to undertake any of the actions or transactions referred to in any of the foregoing paragraphs,

provided that a Viterra Prescribed Event shall not include:

(m) any of the following matters:

(i) anything reasonably necessary in connection with the completion of Viterra's subscription receipt offering, in the form announced by Viterra on 29 April 2009;

(ii) any wholly intra group transaction between members of the Viterra Group;

(iii) the granting of options to employees of the Viterra Group in the ordinary course under employee incentive schemes in place as at the date of this Agreement;

(iv) anything reasonably necessary or desirable in connection with exercising the opportunity to match under clause 11.5; and

(n) any action or transaction:

(i) resulting from or arising in connection with the performance of this Agreement or the implementation of the Scheme;

(ii) which any member of the Viterra Group is permitted to undertake, or not to undertake, under this Agreement, or which is otherwise contemplated by this Agreement or the Scheme;

(iii) fairly disclosed before the date of this Agreement in any public filing with the Toronto Stock Exchange or fairly disclosed in writing in the Viterra Due Diligence Information given before the date of this Agreement; or

(iv) in relation to which ABB Grain has expressly consented in writing.

Viterra Scheme Booklet Information means all information in the Scheme Booklet regarding Viterra or the Viterra Group (other than Combined Group Scheme Booklet Information).

Viterra Share means a common share in the capital of Viterra.

Working Hours means, for the purpose of clause 19.3(b), 9.00am to 5.00pm on a day that is not a Saturday, Sunday or public holiday in the place to which the notice is sent.

1.2 Interpretation

In this Agreement, unless a contrary intention appears:

(a) words or expressions importing the singular include the plural and vice versa;

(b) words or expressions importing a gender include any gender;

(c) words or expressions denoting individuals include corporations, firms, unincorporated bodies, government authorities and instrumentalities;

(d) a reference to a party to a document includes that party's successors and permitted assigns;

(e) where a word or expression is defined or given meaning, another grammatical form of that word or expression has a corresponding meaning;

(f) any heading, index, table of contents or marginal note is for convenience only and does not affect the interpretation of this Agreement;

(g) a provision of this Agreement shall not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this Agreement or that provision;

(h) a reference to this Agreement includes this Agreement as amended, varied, novated, supplemented or replaced from time to time;

(i) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Agreement;

(j) any recitals, schedule or annexure form part of this Agreement and have effect as if set out in full in the body of this Agreement;

(k) a reference to legislation or a provision of legislation includes:

(i) all regulations, orders or instruments issued under the legislation or provision; and

(ii) any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

(l) references to "include", "including" or any variation thereof are to be construed without limitation;

(m) a reference to "$" or "dollar" is to Australian currency;

(n) a reference to "CAD" is to Canadian currency;

(o) where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day;

(p) a reference to any time is a reference to that time in Adelaide, Australia.

2 Conditions Precedent

2.1 Conditions Precedent

Subject to this clause 2, the Scheme will not become Effective unless each of the following conditions precedent is satisfied or is waived in accordance with clause 2.2:

(a) **Independent Expert:** the Independent Expert's Report concludes that the Scheme is in the best interests of ABB Grain Shareholders;

(b) **Regulatory Approvals:** before 8.00am on the Second Court Date:

(i) **FIRB:**

(A) the Treasurer of Australia or his delegate notifies Viterra Acquirer in writing that there are no objections in terms of the foreign investment policy of the Australian government to the acquisition by Viterra Acquirer of the ABB Grain Shares under the Scheme, such non-objection being either unconditional or subject to such conditions which are acceptable to both ABB Grain and Viterra Acquirer (and ABB Grain and Viterra Acquirer agree that their acceptance of any such conditions cannot be unreasonably withheld or delayed); or

(B) the Treasurer of Australia becomes precluded by passage of time from making any order under Part II of the *Foreign Acquisitions and Takeovers Act 1975* (Cth) in respect of the acquisition by Viterra Acquirer of the ABB Grain Shares under the Scheme; and

(ii) **OIO**: the Overseas Investment Office of New Zealand provides any necessary consent under the *Overseas Investment Act 1973* (NZ) and its regulations in respect of the acquisition of the ABB Grain Shares by Viterra Acquirer under the Scheme, such consent being either unconditional or subject to such conditions which are acceptable to both ABB Grain and Viterra Acquirer (and ABB Grain and Viterra Acquirer agree that their acceptance of any such conditions cannot be unreasonably withheld or delayed);

(c) **Quotation of New Viterra Shares:** before 8.00am on the Second Court Date, the New Viterra Shares have been approved for listing on the Toronto Stock Exchange, subject only to the satisfaction of customary listing conditions and to the Scheme becoming Effective;

(d) **Quotation of CDIs:** before 8.00am on the Second Court Date, ASX provides approval for the official quotation of the New Viterra Shares in the form of CDIs subject to any conditions which ASX may reasonably require, including implementation of the Scheme;

(e) **Shareholder Approval of Scheme:** before 8.00am on the Second Court Date, the Scheme Resolution is duly approved by ABB Grain Shareholders at the Scheme Meeting by the requisite majorities under the Corporations Act;

(f) **ABB Grain constitutional amendment:** before 8.00am on the Second Court Date, the Constitutional Amendment is duly approved by ABB Grain Shareholders at the Constitutional Amendment Meeting;

(g) **Court approval:** the Court makes orders under section 411(4)(b) of the Corporations Act approving the Scheme either unconditionally or on conditions that are customary or usual;

(h) **Restraints**: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Scheme is in effect as at 8.00am on the Second Court Date;

(i) **No ABB Grain Prescribed Events:** no ABB Grain Prescribed Event occurs between the date of this Agreement and 8.00am on the Second Court Date;

(j) **No ABB Grain Material Adverse Change:** no ABB Grain Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Viterra between the date of this Agreement and 8.00am on the Second Court Date;

(k) **ABB Grain Representations, Warranties and Undertakings:** the representations and warranties of ABB Grain set out in clause 8.1 of this Agreement are true and correct in all material respects as at the date of this Agreement and as at 8.00am on the Second Court Date and the undertakings in that clause have been complied with in all material respects;

(l) **No Viterra Prescribed Event:** no Viterra Prescribed Event occurs between the date of this Agreement and 8.00am on the Second Court Date;

(m) **No Viterra Material Adverse Change:** no Viterra Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to ABB Grain between the date of this Agreement and 8.00am on the Second Court Date; and

(n) **Viterra Representations, Warranties and Undertakings:** the representations and warranties of Viterra and Viterra Acquirer set out in clauses 8.2 and 8.3 of this Agreement are true and correct in all material respects as at the date of this Agreement and as at 8.00am on the Second Court Date and the undertakings in those clauses have been complied with in all material respects.

2.2 Benefit and waiver of Conditions Precedent

(a) The Conditions Precedent in clauses 2.1(a), 2.1(b), 2.1(c), 2.1(d), and 2.1(h) are for the benefit of each party, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived with the written consent of each of the parties.

(b) The Conditions Precedent in clauses 2.1(i), 2.1(j) and 2.1(k) are for the sole benefit of Viterra, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived by Viterra giving its written consent.

(c) The Conditions Precedent in clauses 2.1(l), 2.1(m) and 2.1(n) are for the sole benefit of ABB Grain, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived by ABB Grain giving its written consent.

(d) The Conditions Precedent in clauses 2.1(e), 2.1(f) and 2.1(g) cannot be waived.

(e) A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant to this clause 2.2 may do so in its absolute discretion and, subject to the other party agreeing to abide by the conditions, may do so subject to conditions.

(f) If a party waives the breach or non-fulfilment of a Condition Precedent in accordance with clause 2.2, that waiver will preclude it from suing the other party for any breach of this Agreement constituted by the same event which gave rise to the breach or non-fulfilment of the Condition Precedent.

(g) A waiver of a breach or non-fulfilment in respect of one Condition Precedent does not constitute:

  (i) a waiver of breach or non-fulfilment of any other Condition Precedent resulting from the same event; or

  (ii) a waiver of breach or non-fulfilment of that Condition Precedent resulting from any other event.

2.3 Reasonable endeavours and notification

(a) Each of the parties must use their reasonable endeavours to satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 2.1(a), 2.1(b), 2.1(e), 2.1(f), 2.1(g) and 2.1(h) as soon as practicable after the date of this Agreement.

(b) ABB Grain must use reasonable endeavours to satisfy, or procure the satisfaction of, the Condition Precedent in clause 2.1(j) .

(c) Viterra must use reasonable endeavours to satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 2.1(c), 2.1(d) and 2.1(m).

(d) Each party must:

  (i) keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions Precedent attributed to it under this clause 2.3;

  (ii) promptly inform the other of a failure to satisfy a Condition Precedent or of any circumstance which may result in any of the Conditions Precedent not being satisfied;

  (iii) promptly advise the other party in writing of the satisfaction of a Condition Precedent; and

  (iv) keep the other promptly and reasonably informed of any change or event causing, or which, so far as can reasonably be foreseen, would cause a material breach of this Agreement.

2.4 Condition Precedent not satisfied or waived

(a) If:

(i) any Condition Precedent has not been fulfilled or waived in accordance with clause 2.2 by the time or date specified in clause 2.1 for satisfaction of the Condition Precedent; or

(ii) there is an act, omission, event, occurrence or circumstance which will prevent a Condition Precedent being satisfied by the time or date specified in clause 2.1 for its satisfaction or, if no time or date is specified, by the End Date (and the non-fulfilment of the Condition Precedent which would otherwise occur has not already been waived),

ABB Grain and Viterra will consult in good faith with a view to determining whether:

(i) the Scheme may proceed by way of alternative means or methods;

(ii) to extend the relevant time or date for satisfaction of the Condition Precedent;

(iii) to change the date of the application to be made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed by the parties; and/or

(iv) to extend the End Date.

(b) If ABB Grain and Viterra are unable to reach agreement under paragraph (a) within the Consultation Period (as defined below):

(i) in a case where:

(A) the relevant Condition Precedent is a Condition Precedent specified in any of paragraphs (b), (c), (d) and (h) of clause 2.1;

(B) this clause 2.4 applies because the Condition Precedent has not been satisfied by the then scheduled Second Court Date owing to:

(x) if the Condition Precent is a Condition Precedent specified in paragraphs (b), (c) or (d) of clause 2.1 or paragraph (h) of clause 2.1 (to the extent relating to any legal restraint or prohibition which exists pending a Governmental Agency's consent, approval or non-objection), the relevant Governmental Agency not having made a decision whether or not to grant the relevant consent, approval or non-objection; and

(y) if the Condition Precedent is the Condition Precedent specified in clause 2.1(h) and sub-paragraph (x) above does not apply, there being a temporary or preliminary restraining order or injunction preventing any aspect of the Scheme,

then either one of them may give notice in writing to the other within two Business Days of the end of the Consultation Period requiring incremental extension(s) to any date(s) in the Timetable including the Second Court Date, to date(s) falling as soon as practicable after those dates, provided that no extension can result in the Second Court Date falling on a date later than the date 10 Business Days before the End Date; or

(ii) if clause 2.4(b)(i) does not apply or neither party serves an extension notice in accordance with clause 2.4(b)(i), either of them may, provided that it has complied with its obligations (if any) under clause 2.3 in respect of that Condition Precedent and the relevant Condition Precedent is for its benefit (whether solely or jointly with

the other party) or cannot be waived under clause 2.2(d), terminate this Agreement by notice in writing to the other party.

(c) For the purposes of clause 2.4(b), the **Consultation Period** is the shorter of:

(i) five Business Days after both parties becoming aware that paragraph (a) applies; and

(ii) the period commencing at the time both parties become aware that paragraph (a) applies and ending on the End Date.

2.5 Communications regarding regulatory approvals

To the extent permitted by law and each party's respective legal obligations and without limitation to clause 2.3:

(a) as soon as practicable after the date of this Agreement, the parties must cooperate in good faith to develop a plan for communications with Governmental Agencies that are required to be approached for the purpose of procuring the satisfaction of any Condition Precedent (each a **Relevant Governmental Agency**);

(b) each party must provide a Relevant Governmental Agency with all information reasonably required by the Relevant Governmental Agency in connection with the Scheme; and

(c) each party:

(i) subject to the requirements of the Relevant Governmental Agency, shall have the right to be present and make submissions at or in relation to any proposed meeting by the other party or its advisers with a Relevant Governmental Agency in relation to the Scheme; and

(ii) must promptly provide copies to the other party of any written communication sent to or received from a Relevant Governmental Agency in connection with the Scheme.

3 Scheme

3.1 Outline of Scheme

Subject to the terms and conditions of this Agreement, ABB Grain must propose the Scheme, under which on the Implementation Date all of the ABB Grain Shares held by Scheme Shareholders will be transferred to Viterra Acquirer and the Scheme Shareholders will be entitled to receive for each ABB Grain Share the Scheme Consideration.

3.2 No amendment to the Scheme without consent

ABB Grain must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Viterra.

3.3 Scheme Consideration

Viterra and Viterra Acquirer each undertake to ABB Grain that in consideration of the transfer of the ABB Grain Shares held by Scheme Shareholders to Viterra Acquirer under the Scheme it will provide or procure the provision of the Scheme Consideration in accordance with the Scheme.

3.4 Ineligible Foreign ABB Grain Shareholders

Unless ABB Grain and Viterra are satisfied, acting reasonably, that the laws of all relevant jurisdictions permit the issue of New Viterra Shares (or CDIs) to an Ineligible Foreign ABB Grain Shareholder either unconditionally or after compliance with requirements that are not unduly onerous, Viterra has no obligation to allot or issue New Viterra Shares or CDIs to the Ineligible Foreign ABB Grain Shareholder under the Scheme and, instead, must procure that the New Viterra Shares that would have

otherwise been issued to the Ineligible Foreign Shareholder or to CDN in respect of the Ineligible Foreign ABB Grain Shareholder (as the case may be) are dealt with under the Cash Out Facility (as defined in the Scheme).

4 ABB Grain's obligations in respect of the Scheme

4.1 Steps to be taken

ABB Grain must take all necessary steps to propose and implement the Scheme as soon as is reasonably practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a) **Preparation of Scheme Booklet**: prepare the Scheme Booklet in accordance with clause 6 (including any amendments to the Scheme Booklet required under clause 4.2 in respect of the ABB Grain Options);

(b) **Independent Expert**: commission the preparation of the Independent Expert's Report and provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert's Report on a timely basis;

(c) **Investigating Accountant:** commission the preparation of the Investigating Accountant's Report and provide all assistance and information reasonably requested by the Investigating Accountant to enable it to prepare the Investigating Accountant's Report;

(d) **ABB Grain Syndicated Facility:** at Viterra's cost (save for any upfront waiver fee, which Viterra and ABB Grain will bear in equal shares), as soon as practicable after the date of this Agreement, seek and co-operate with Viterra in seeking to obtain waiver of the change of control event of default under the existing $1.2 billion Syndicated Facility Agreement or, if such waiver is not obtainable within two months of the date of this Agreement, seek and cooperate with Viterra in seeking to agree (within 90 days of the date of this Agreement) alternative funding arrangements (provided such alternative funding arrangements are subject to Implementation of the Scheme), in each case on terms satisfactory to Viterra acting reasonably;

(e) **Lodgement of draft Scheme Booklet with ASIC**: provide an advanced draft of the Scheme Booklet in a form reasonably acceptable to both parties to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act, and liaise with ASIC during the ASIC Review Period;

(f) **ASIC Review Period**: during the ASIC Review Period, keep Viterra informed of any matters raised by ASIC in relation to the Scheme Booklet, and use reasonable endeavours, in co-operation with Viterra, to resolve any such matters;

(g) **Approval of Scheme Booklet**: as soon as practicable after the end of the ASIC Review Period, procure that a meeting of the ABB Grain Board is convened to approve the Scheme Booklet and also to approve an application to the Court for an order that the Scheme Meeting be convened by the despatch of the Scheme Booklet to ABB Grain Shareholders;

(h) **Court direction**: apply to the Court for an order under section 411(1) of the Corporations Act directing ABB Grain to convene the Scheme Meeting;

(i) **Despatch Scheme Booklet:** promptly after, and provided that, the approvals and orders in clauses 4.1(g) and 4.1(h) have been received, despatch a copy of the Scheme Booklet to each ABB Grain Shareholder and to all other persons entitled to receive notice of the Scheme Meeting and the Constitutional Amendment Meeting;

(j) **Scheme Meeting**: convene the Scheme Meeting in accordance with the Court order, and put the Scheme Resolution to ABB Grain Shareholders at the Scheme Meeting;

(k) **Constitutional Amendment Meeting**: convene the Constitutional Amendment Meeting to take place immediately after the Scheme Meeting and, subject to the Scheme Resolution being

duly passed at the Scheme Meeting, put the resolution to approve the Constitutional Amendment to ABB Grain Shareholders at the Constitutional Amendment Meeting;

(l) **Section 411(17)(b) statement**: apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(m) **Court approval**: apply to the Court for an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(n) **Lodge copy of Court order, etc**: if the Court approves the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act:

(i) as soon as practicable after such time, lodge with ASIC an office copy of the order approving the Scheme in accordance with section 411(10) of the Corporations Act;

(ii) determine who are Scheme Shareholders and their entitlements to the Scheme Consideration as at the Record Date;

(iii) register all transfers of ABB Grain Shares to Viterra Acquirer on the Implementation Date; and

(iv) do all other things contemplated by or necessary to lawfully give effect to the Scheme and the orders of the Court approving the Scheme;

(o) **Share register**: promptly provide to Viterra a copy of the ABB Grain share register as requested by Viterra from time to time;

(p) **Consultation and co-operation**: subject to the proper performance by the directors of ABB Grain of their fiduciary and statutory duties and provided that nothing in this paragraph requires the provision by any member of the ABB Grain Group or its Representatives of any information in breach of any obligation of confidentiality or any law, during the period from the date of this Agreement to the Implementation Date, ABB Grain will:

(i) co-operate in good faith with Viterra to plan for the integration of the ABB Grain Group and Viterra Group, including, where agreed to be appropriate, the parties acting reasonably, providing access to information of the ABB Grain Group which is relevant to integration planning; and

(ii) co-operate in good faith with Viterra in its efforts to promote the merits of the scheme, including, where agreed to be appropriate, the parties acting reasonably, holding meetings between Representatives of ABB Grain and key Scheme Shareholders at the reasonable request of Viterra.

4.2 Steps to be taken in respect of ABB Grain Options

(a) ABB Grain will use its best endeavours to seek the agreement of each holder of ABB Grain Options to cancel all ABB Grain Options held by that holder with effect from the Implementation Date in consideration for the payment of $2.51 cash per ABB Grain Option granted on 30 April 2008 and $2.75 cash per ABB Grain Option granted on 1 October 2008, and conditional on all such holders so agreeing and such cancellation being permitted under the ASX listing rules as amended or waived, and otherwise on terms to be agreed between Viterra and each ABB Grain Option holder acting reasonably at least 5 Business Days before the ASIC Review Period. Any such agreement with an ABB Grain Option holder would be subject to the grant by ASX of a waiver of any requirement to obtain approval of ABB Grain Shareholders under ASX Listing Rule 6.23, or, failing the grant of such waiver, subject to receipt of approval of ABB Grain Shareholders in general meeting.

(b) If any holder of ABB Grain Options fails to agree to cancel their ABB Grain Options or that cancellation is not permitted under the ASX Listing Rules (as amended or waived) ABB Grain must, if requested by Viterra:

(i) apply to the Court for an order under section 411(1) of the Corporations Act directing ABB Grain to convene an Option Scheme Meeting;

(ii) make all necessary amendments to the Scheme Booklet in respect of the Option Scheme Meeting, and promptly after, and provided that, all approvals have been received (if applicable), despatch a copy of the amended Scheme Booklet to each ABB Grain Shareholder and holder of ABB Grain Options and to all other persons entitled to receive notice of the Option Scheme Meeting;

(iii) convene the Option Scheme Meeting in accordance with the Court order, and put the Option Scheme Resolution to holders of ABB Grain Options at the Option Scheme Meeting; and

(iv) do all things necessary or desirable to enable, and provide any assistance or information reasonably requested by Viterra in connection with or to give effect to, the Option Scheme.

(c) ABB Grain will use its best endeavours to seek the agreement of each holder of rights under ABB Grain's Long Term Incentive Scheme to cancel all rights held by that holder with effect from the Implementation Date in consideration for the payment of a cash amount determined by Leadenhall based on an assessment of the fair value of the rights using a methodology consistent with the methodology used in previous valuations and assuming a market price of $9.15 per ABB Grain Share, provided that the aggregate amount payable in respect of cancelling all such rights must not exceed $3.5 million.

4.3 ABB Grain's DESP and EESP

Viterra and Viterra Acquirer each acknowledge and agree in favour of ABB Grain (in ABB Grain's own capacity and separately as trustee for each Scheme Shareholder who holds ABB Grain Shares subject to the terms of ABB Grain's Deferred Employee Share Plan or Exempt Employee Share Plan) that:

(a) ABB Grain and the Board of ABB Grain may each exercise such rights, powers and discretions as it may have under the terms of ABB Grain's Deferred Employee Share Scheme and Exempt Employee Share Plan (including, without limitation, exercising any power of amendment) as may be necessary to enable ABB Grain Shares held subject to either of those plans as at the date of this Agreement to be transferred to Viterra Acquirer under the Scheme; and

(b) New Viterra Shares and CDIs issued in respect of ABB Grain Shares referred to in paragraph (a) will not be required to be held subject to the terms of either of those plans and any restrictions under those plans on disposals of shares will not apply to those New Viterra Shares and CDIs.

4.4 Board recommendation in Agreed Announcement

ABB Grain must authorise and issue the Agreed Announcement immediately following execution of this Agreement which will include (on the basis of confirmations made to ABB Grain by each of its directors) a statement that each director of ABB Grain:

(a) considers the Scheme to be in the best interests of ABB Grain Shareholders and recommends to ABB Grain Shareholders that the Scheme be approved; and

(b) who holds ABB Grain Shares or is able to control voting rights in respect of ABB Grain Shares intends to vote his ABB Grain Shares, or procure that those ABB Grain Shares are voted, in favour of the Scheme,

subject to there being no superior proposal in respect of ABB Grain and the Independent Expert concluding that the Scheme is in the best interests of ABB Grain Shareholders.

4.5 Appointments to the ABB Grain Board

As soon as reasonably practicable after the Second Court Date, ABB Grain will invite 4 of the current directors or senior executives of Viterra to join the Board of ABB Grain and subject to the Scheme becoming Effective ABB Grain must procure that each of the individuals who accepts that invitation is appointed to the ABB Grain Board promptly following the Implementation Date.

5 Viterra's obligations in respect of the Scheme

5.1 Steps to be taken

Viterra and Viterra Acquirer must each take all necessary steps to assist ABB Grain to propose and implement the Scheme as soon as is reasonably practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a) **Preparation of Scheme Booklet:** provide assistance with the preparation of the Scheme Booklet in accordance with clause 6;

(b) **Independent Expert information:** provide all assistance and information reasonably requested by ABB Grain or by the Independent Expert in connection with the preparation of the Independent Expert's Report;

(c) **Investigating Accountant information**: provide all assistance and information reasonably requested by ABB Grain or by the Investigating Accountant in connection with the preparation of the Investigating Accountant's Report;

(d) **ASIC Review Period**: provide reasonable assistance to ABB Grain in connection with resolving any matter raised by ASIC regarding the Scheme Booklet or the Scheme during the ASIC Review Period;

(e) **Approval of Scheme Booklet**: as soon as practicable after the end of the ASIC Review Period, procure that a meeting of its Board is convened to approve those sections of the Scheme Booklet that comprise the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information as being in a form appropriate for despatch to ABB Grain Shareholders, provided that Viterra has consented to the form and context of that information in accordance with clause 6(g);

(f) **Deed Poll**: before the First Court Hearing, execute the Deed Poll (such execution to be, in the case of Viterra, under seal);

(g) **Court representation**: procure that it is represented by counsel at the Court hearings convened for the purposes of sections 411(1) and sections 411(4)(b) and 411(6) of the Corporations Act, at which, through its counsel, it will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this Agreement and the Scheme;

(h) **Scheme Consideration**: if the Scheme becomes Effective, provide (in the case of Viterra Acquirer) the cash consideration and (in the case of Viterra) the New Viterra Shares and CDIs comprised in the Scheme Consideration in accordance with the Deed Poll on the Implementation Date; and

(i) **Other:** do all things within its power that are reasonably necessary lawfully to give effect to the Scheme and the orders of the Court approving the Scheme.

5.2 Board changes and other matters

(a) Viterra agrees with ABB Grain (in ABB Grain's own capacity and separately as trustee for each Scheme Shareholder) that:

(i) as soon as reasonably practicable after the Second Court Date, Viterra will invite four of the current directors of ABB Grain to join the Board of Viterra and, subject to the

Scheme becoming Effective, must procure that each of the individuals who accepts that invitation is appointed to the Viterra Board promptly following the Effective Date;

(ii) subject to the fiduciary duties of the Viterra directors, one of the Australian directors appointed by Viterra pursuant to sub-paragraph (i) will be appointed deputy chairman of Viterra;

(iii) subject to paragraph (b):

(A) the line management of the Combined Group's operations in Australia, New Zealand and South East Asia will be run out of headquarters located in Adelaide, South Australia and the permanent base of all senior management roles relevant to those operations will be Adelaide;

(B) the worldwide headquarters of the Combined Group's malt business will be based in Adelaide;

(C) Viterra will continue ABB Grain's commitment to Adelaide as a centre of excellence for barley marketing and barley research and development and will maintain ABB Grain's:

(x) commitment to research and development expenditure on barley breeding at current levels;

(y) initiatives to address all aspects of barley processing and marketing; and

(z) relationships with research and development organisations; and

(D) Viterra will spend at least $1 million per annum on Australian grower education and training aimed at improving farm business management skills.

(b) If the circumstances of the Viterra Group change adversely and significantly in a way or to an extent that was not or could not have been foreseen at the date of this Agreement, Viterra will not be constrained by any of the obligations in paragraph (a)(iii) above from making decisions and taking actions in the best interests of the shareholders of Viterra. As at the date of this Agreement, Viterra is not aware of any such circumstances or any development which could reasonably result in any such circumstances in the foreseeable future.

6 Preparation of Scheme Booklet

(a) Subject to Viterra complying with its obligations under clause 6(d), ABB Grain must prepare the Scheme Booklet as soon as practicable after the date of this Agreement in accordance with all applicable laws and in particular in accordance with the Corporations Act, ASIC Regulatory Guide 142, ASIC Regulatory Guide 60 and the Listing Rules, in regular consultation with Viterra as to the content and presentation of the Scheme Booklet and use all reasonable endeavours to do so in accordance with the Timetable.

(b) ABB Grain must make available to Viterra and its advisers drafts of the Scheme Booklet (including any draft of a report by the Independent Expert but excluding those sections containing the Independent Expert's opinions or conclusions) and consult with Viterra in relation to the content of those drafts, and consider in good faith, for the purpose of amending those drafts, comments from Viterra and its advisers on those drafts.

(c) ABB Grain must ensure that the Scheme Booklet includes statements that, subject to no superior proposal emerging (or words to similar effect):

(i) the directors of ABB Grain unanimously consider the Scheme to be in the best interests of ABB Grain Shareholders and recommend that ABB Grain Shareholders vote in favour of the Scheme; and

(ii) each director of ABB Grain who holds ABB Grain Shares or is able to control voting rights in relation to ABB Grain Shares intends to vote those shares or procure that those shares are voted in favour of the Scheme,

except where one or more of the directors of ABB Grain have adversely changed or withdrawn their recommendation (in which case the statements above must still be made albeit only to the extent consistent with the facts, so that, for example, if a majority of directors continue to recommend the Scheme, that must be stated).

(d) Subject to paragraph (e), Viterra must:

(i) provide to ABB Grain such information regarding Viterra, the Viterra Group and the Combined Group as is required to ensure that the Scheme Booklet complies with the requirements of the Corporations Act, ASIC Regulatory Guide 142, ASIC Regulatory Guide 60 and the Listing Rules; and

(ii) such assistance as ABB Grain may reasonably require in order to adapt such information for inclusion in the Scheme Booklet,

as soon as practicable after the date of this Agreement (and must use all reasonable endeavours to do so in accordance with the Timetable).

(e) Viterra's obligation under paragraph (d) to provide information regarding the Combined Group is subject to ABB Grain providing (and ABB Grain must provide) Viterra in a timely manner with such information regarding the ABB Grain Group as is reasonably necessary for Viterra to prepare the information regarding the Combined Group required by the disclosure requirements referred to in sub-paragraph (d)(i).

(f) The parties acknowledge that the Scheme Booklet will contain statements to the effect that:

(i) ABB Grain is responsible for the contents of the Scheme Booklet other than, to the maximum extent permitted by law, the Viterra Scheme Booklet Information, the Combined Group Scheme Booklet Information, the Independent Expert's Report, the Investigating Accountant's Report and any statement of the tax consequences of the Scheme and associated matters for ABB Grain Shareholders on the letterhead of ABB Grain's tax advisers as may be included in the Scheme Booklet; and

(ii) Viterra is responsible for the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information, provided that it has consented to the form and content of that information in accordance with clause 6(g).

(g) ABB Grain must obtain Viterra's consent to the form and content of the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information (which consent must not be unreasonably withheld or delayed).

(h) If the parties disagree on the form or content of the Scheme Booklet:

(i) they must consult in good faith to try to settle an agreed form of the Scheme Booklet; and

(ii) failing agreement within five Business Days, the dispute must be referred to chairmen of ABB Grain and Viterra.

If within five Business Days of the referral to the chairmen there is still no agreement between the parties, the final form and content of the Scheme Booklet, subject to clause 6(g), shall be determined by ABB Grain, acting reasonably.

7 Pre-implementation Obligations

7.1 Conduct of business

From the date of this Agreement up to and including the Implementation Date, each party must conduct its business, and procure that each of its Related Bodies Corporate conducts its business, in the ordinary course, in substantially the same manner as previously conducted and use reasonable endeavours to:

(a) preserve intact its current business organisation including keep available the services of its officers and employees;

(b) preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it; and

(c) maintain the condition of its business and assets, including maintaining at least its current level of insurance (provided such level of insurance continues to be generally available).

7.2 Certain ABB Grain Group actions requiring the consent of Viterra

Without limiting clause 7.1, from the date of this Agreement up to and including the Implementation Date, ABB Grain must not and must ensure that each other member of the ABB Grain Group does not:

(a) dispose or agree to dispose of or lease or agree to lease any one or more businesses or entities or any one or more items of real property, plant or equipment (or any interest in any of the foregoing), the value or aggregate value of which exceeds $20 million, to any person other than a member of the ABB Grain Group;

(b) acquire or agree to acquire any one or more businesses or entities or any one or more items of real property, plant or equipment (or any interest in any of the foregoing), the value or aggregate value of which exceeds $20 million, from any person other than a member of the ABB Grain Group;

(c) either:

(i) enter into an employment contract with a potential employee (other than to replace on substantially similar terms (including as to remuneration and benefits) an employee who has ceased to be an employee of the ABB Grain Group); or

(ii) enter into a new employment contract with, or amend an employment contract of, an existing employee of a member of the ABB Grain Group (other than as part of any annual salary review conducted in the ordinary course),

in respect of which the total annual employment costs of that existing or potential employee are in excess of $300,000;

(d) settle any legal proceedings, claim, investigation, arbitration or other like proceeding where the amount claimed by or against a member of the ABB Grain Group exceeds $20 million;

(e) enter into or amend in any material respect any joint venture, partnership or other agreement with any person other than a member of the ABB Grain Group involving or reasonably likely to involve expenditure or other commitment on the part of a member of the ABB Grain Group in excess of $20 million;

(f) incur any indebtedness or issue any debt securities, other than:

(i) any draw down within existing limits of any existing debt facility;

(ii) trade credit in the ordinary course of business; or

(iii) indebtedness to a member of the ABB Grain Group; or

(g) authorise, commit or agree to do any of the matters set out above.

7.3 Certain Viterra Group actions requiring notification and consultation

From the date of this Agreement up to and including the Implementation Date, Viterra must promptly notify ABB Grain in advance of any of the following matters and consult in good faith with Viterra regarding all relevant details concerning such matters:

(a) any Competing Proposal which any member of the Viterra Group proposes to pursue or of which Viterra becomes aware;

(b) any member of the Viterra Group disposing or agreeing to dispose of or leasing or agreeing to lease any one or more businesses or entities or any one or more items of real property, plant or equipment (or any interest in any of the foregoing), the value or aggregate value of which exceeds CAD150 million, to any person other than a member of the Viterra Group;

(c) any member of the Viterra Group acquiring or agreeing to acquire any one or more businesses or entities or any one or more items of real property, plant or equipment (or any interest in any of the foregoing), the value or aggregate value of which exceeds CAD150 million, from any person other than a member of the Viterra Group;

(d) the entry into an employment contract by any member of the Viterra Group with a potential employee (other than to replace on substantially similar terms (including as to remuneration and benefits) an employee who has ceased to be an employee of the Viterra Group) in respect of which the total annual employment costs of that potential employee would be in excess of CAD900,000; or

(e) any member of the Viterra Group entering into a new employment contract with, or amending an employment contract of, an existing employee of a member of the Viterra Group (other than as part of any annual salary review conducted in the ordinary course), in respect of which the total annual employment costs of that existing employee are in excess of CAD900,000;

(f) any member of the Viterra Group settling any legal proceeding, claim, investigation, arbitration or other like proceeding where the amount claimed by or against a member of the Viterra Group exceeds CAD150 million;

(g) any member of the Viterra Group entering into or amending in any material respect any joint venture, partnership or other similar agreement with any person other than a member of the Viterra Group involving or reasonably likely to involve expenditure or other commitment on the part of a member of the Viterra Group in excess of CAD150 million;

(h) any member of the Viterra Group incurring any indebtedness (other than any draw down within existing limits of any existing debt facility) or issuing any debt securities, in each case in excess of CAD150 million, other than to a member of the Viterra Group; and

(i) any member of the Viterra Group authorising, committing or agreeing to do any of the matters set out above.

7.4 Exceptions

Nothing in clauses 7.1 and 7.2 restricts, and nothing in clause 7.3 requires notification of and consultation in respect of:

(a) anything which a party is required to do, permitted to do or is permitted not to do under any provision of this Agreement or the Scheme, or which is otherwise contemplated by this Agreement or the Scheme;

(b) anything which, in the case of the ABB Grain Group, is consented to by Viterra and, in the case of the Viterra Group, is consented to by ABB Grain (such consent to be at the relevant party's absolute discretion);

(c) any transaction, expenditure or other action (not involving any proposed or contemplated M&A activity) fairly disclosed before the date of this Agreement:

(i) in any public filing with the ASX or ASIC; or

(ii) in writing in any of the due diligence information referred to in clause 10.1;

(d) in the case of the ABB Grain Group;

(i) anything which is reasonably necessary or desirable in connection with the debt financing of New World Grain Ltd, NWG International Ltd, New World Grain Ukraine LLC or New World Grain Elevators LLC, provided that the maximum financial commitment of the ABB Grain Group in respect of such financing does not exceed USD$30 million;

(ii) the entry into any contract for the purchase or sale of any commodities or stock (including fertiliser), or any foreign exchange contract in the ordinary course of ABB Grain's business; and

(iii) any agreement or other arrangement in the ordinary course of ABB Grain's business which is conditional on the Scheme not being Implemented; or

(e) in the case of the Viterra Group:

(i) anything reasonably necessary in connection with the completion of Viterra' subscription receipt offering, in the form announced by Viterra on 29 April 2009;

(ii) the granting of options to employees of the Viterra Group in the ordinary course under employee incentive schemes in place as at the date of this Agreement; and

(iii) anything reasonably necessary or desirable in connection with exercising the opportunity to match under clause 11.5.

8 Representations, Warranties and Undertakings

8.1 Representations, warranties and undertakings by ABB Grain

ABB Grain represents and warrants (and, where applicable, undertakes) to Viterra (on its own behalf and separately as trustee for each of the Viterra Indemnified Parties) that:

(a) ABB Grain is a company duly incorporated, validly existing and limited by shares under the Corporations Act;

(b) the execution, delivery and performance of this Agreement by ABB Grain has been properly authorised by all necessary corporate action and ABB Grain has full corporate power to execute, deliver and perform this Agreement;

(c) this Agreement constitutes legal, valid and binding obligations on ABB Grain (subject to laws generally affecting creditors' rights and the principles of equity);

(d) neither it nor any other member of the ABB Grain Group is affected by an Insolvency Event;

(e) all information provided by or on behalf of ABB Grain to the Independent Expert or the Investigating Accountant to enable their respective reports to be prepared will be provided in good faith and on the understanding that the Independent Expert and the Investigating Accountant will rely on that information for the purpose of preparing their respective reports for inclusion in the Scheme Booklet;

(f) the ABB Grain Scheme Booklet Information:

(i) will be prepared and included in the Scheme Booklet in good faith and on the understanding that Viterra and its directors will rely on that information for the purpose of considering and approving the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information; and

(ii) will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and relevant ASIC regulatory guides;

(g) information provided to Viterra for the purpose of Viterra preparing the Combined Group Scheme Booklet Information will be provided in good faith and on the understanding that Viterra will rely upon that information for the purpose of preparing the Combined Group Scheme Booklet Information;

(h) as at the date the Scheme Booklet is despatched to ABB Grain Shareholders, the Scheme Booklet (excluding the Viterra Scheme Booklet Information, the Combined Group Scheme Booklet Information, the Independent Expert's Report, the Investigating Accountant's Report and any statement of the tax consequences of the Scheme and associated matters for ABB Grain Shareholders on the letterhead of ABB Grain's tax advisers as may be included in the Scheme Booklet) will not be misleading or deceptive in any material respect (whether by omission or otherwise);

(i) ABB Grain will cooperate with Viterra in good faith with a view to ensuring that, as at the date the Scheme Booklet is despatched to ABB Grain Shareholders, the Combined Group Scheme Booklet Information will not be misleading or deceptive in any material respect (whether by omission or otherwise) as a result of any information regarding the ABB Grain Group provided or omitted to be provided to Viterra for the purpose of Viterra preparing the Combined Group Scheme Booklet Information;

(j) ABB Grain will (but in respect of the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information, subject to Viterra complying with its obligations under clause 8.2(h)) update the Scheme Booklet with all such further or new information which may arise after the Scheme Booklet has been despatched until the Scheme Meeting which is necessary to ensure that the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise);

(k) ABB Grain is not in breach of its continuous disclosure obligations under the ASX Listing Rules and, other than in respect of the Scheme, it is not relying on the carve-out in Listing Rule 3.1 to withhold any material information from public disclosure;

(l) ABB Grain's financial statements for the financial year ended 30 September 2008 give a true and fair view of the financial position of ABB Grain as at 30 September 2008;

(m) as at the date of this Agreement:

(i) the total issued capital of ABB Grain is 172,802,130 ABB Grain Shares;

(ii) ABB Grain has on issue:

(A) 386,740 ABB Grain Options with an exercise price of $11.65 and an expiry date of 30 April 2013; and

(B) 550,000 ABB Grain Options with an exercise price of $10.61 and an expiry date of 1 October 2013;

(iii) material details of all contingent rights in respect of ABB Grain Shares outstanding under ABB Grain's Long Term Incentive Scheme have been provided in writing to Viterra in the ABB Grain Due Diligence Information and fairly summarised in a memorandum entitled "Project Dolphin: Resolution of ABB Share Plans" provided by ABB Grain to Viterra on 19 May 2009; and

(iv) there are no other shares, options, performance rights or convertible instruments (or offers or agreements to issue any of the foregoing);

(n) save as fairly disclosed in the ABB Grain Due Diligence Information given before the date of this Agreement, this Agreement does not conflict with or result in the breach of or default under:

(i) any provision of ABB Grain's constitution other than in respect of the clause for which the Constitutional Amendment is required; or

(ii) any:

(A) material term or provision of any agreement; or

(B) writ, order or injunction, judgment, law, rule or regulation,

to which it is party or subject or by which it is bound and which is material in the context of the ABB Grain Group taken as a whole;

(o) it will not do or procure or allow anything to be done which constitutes an ABB Grain Prescribed Event; and

(p) it has not intentionally withheld from the ABB Grain Due Diligence Information given before the date of this Agreement any written information that is known to ABB Grain to be material to Viterra as a purchaser of the ABB Grain Group as a whole.

8.2 Representations, warranties and undertakings by Viterra

Viterra represents and warrants (and, where applicable, undertakes) to ABB Grain (on its own behalf and separately as trustee for each of the ABB Grain Indemnified Parties) that:

(a) Viterra is a corporation duly incorporated and validly existing under the laws of Canada;

(b) the execution, delivery and performance of this Agreement by Viterra has been properly authorised by all necessary corporate action and Viterra has full corporate power to execute, deliver and perform this Agreement;

(c) this Agreement constitutes legal, valid and binding obligations on Viterra (subject to laws generally affecting creditors' rights and the principles of equity);

(d) neither it nor any other member of the Viterra Group is affected by an Insolvency Event;

(e) all information provided by or on behalf of Viterra to the Independent Expert or the Investigating Accountant to enable their respective reports to be prepared will be provided in good faith and on the understanding that the Independent Expert and the Investigating Accountant will rely upon that information for the purpose of preparing their respective reports for inclusion in the Scheme Booklet;

(f) the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information (to the extent that Viterra has consented to inclusion of that information in accordance with clause 6(g)):

(i) will be prepared in good faith and on the understanding that ABB Grain and each of its directors will rely on that information for the purposes of preparing the Scheme Booklet and proposing the Scheme; and

(ii) will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and relevant ASIC regulatory guides (except to the extent any non-compliance results from information supplied by ABB Grain) ;

(g) as at the date the Scheme Booklet is despatched to ABB Grain Shareholders, the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information (to the extent that Viterra has consented to inclusion of that information in accordance with clause 6(g)) will not be misleading or deceptive in any material respect (whether by omission or

otherwise) (except to the extent any misleading or deceptive material results from information supplied by ABB Grain) ;

(h) Viterra will provide to ABB Grain all such further or new material information that arises after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that the Viterra Scheme Booklet Information and the Combined Group Scheme Booklet Information, in the form and context in which that information appears in the version of the Scheme Booklet sent to shareholders and the inclusion of which Viterra has consented in accordance with clause 6(g), is not misleading or deceptive in any material respect (whether by omission or otherwise);

(i) Viterra is a "reporting issuer" under applicable Canadian securities laws in each of the provinces of Canada in which such concept exists and is not in default of any material requirements of any securities laws applicable in such jurisdictions or any material rules of the Toronto Stock Exchange;

(j) no delisting, suspension of trading in or cease trading order with respect to Viterra Shares is pending or, to the knowledge of Viterra, threatened;

(k) Viterra's financial statements for the financial year ended 31 October 2008 give a true and fair view of the financial position of Viterra as at 31 October 2008;

(l) as at the date of this Agreement, the authorised share capital of Viterra consists of an unlimited number of Viterra Shares and there are issued and outstanding 237,049,363 Viterra Shares and options exercisable into 1,648,485 Viterra Shares and there are no other shares, options, performance rights or convertible instruments (or offers or agreements to issue any of the foregoing);

(m) save as fairly disclosed in the Viterra Due Diligence Information given before the date of this Agreement, this Agreement does not conflict with or result in the breach of or default under:

  (i) any provision of Viterra's articles and by-laws; or

  (ii) any:

    (A) material term or provision of any agreement; or

    (B) writ, order or injunction, judgment, law, rule or regulation,

  to which any member of the Viterra Group is party or subject or by which it is bound and which is material in the context of the Viterra Group taken as a whole;

(n) it will not do or procure or allow anything to be done which constitutes a Viterra Prescribed Event;

(o) it has not intentionally withheld from the Viterra Due Diligence Information given before the date of this Agreement any written information that is known to Viterra to be material to ABB Grain's decision to enter into this Agreement and propose the Scheme;

(p) neither it nor any of its associates (as defined in section 12 of the Corporations Act):

  (i) has a relevant interest (as defined in the Corporations Act) in any ABB Grain Shares; or

  (ii) is a party to any agreement, arrangement or understanding involving the conferring of rights on it the economic effect of which is equivalent, or substantially equivalent, to it acquiring, holding or disposing of ABB Grain Shares;

(q) the approval of the shareholders of Viterra (or any class of them) is not required, and will not be made a condition of any consent or approval granted by any Canadian Governmental Agency, in connection with the execution, delivery and performance of this Agreement or the Deed Poll by Viterra or Viterra Acquirer or the Implementation of the Scheme; and

(r) except for the approval referred to in clause 2.1(c), no authorisation, order, clearance, permission, approval, consent or confirmation of no objection is required to be obtained by any member of the Viterra Group from any Canadian Governmental Agency in connection with the execution, delivery and performance of this Agreement or the Deed Poll or the Implementation of the Scheme.

8.3 Representations, warranties and undertakings by Viterra Acquirer

Viterra Acquirer represents and warrants (and, where applicable, undertakes) to ABB Grain (on its own behalf and separately as trustee for each of the ABB Grain Indemnified Parties) that:

(a) Viterra Acquirer is a company duly incorporated, validly existing and limited by shares under the Corporations Act;

(b) the execution, delivery and performance of this Agreement by Viterra Acquirer has been properly authorised by all necessary corporate action and Viterra Acquirer has full corporate power to execute, deliver and perform this Agreement;

(c) this Agreement constitutes legal, valid and binding obligations on Viterra Acquirer (subject to laws generally affecting creditors' rights and the principles of equity);

(d) it is not affected by an Insolvency Event;

(e) it is a wholly-owned subsidiary of Viterra;

(f) this Agreement does not conflict with or result in the breach of or default under:

(i) any provision of its constitution; or

(ii) any:

(A) material term or provision of any agreement; or

(B) writ, order or injunction, judgment, law, rule or regulation,

to which it is party or subject or by which it is bound; and

(g) it will not do or procure or allow anything to be done which constitutes a Viterra Prescribed Event.

8.4 Reliance

(a) Each party acknowledges that the other has entered into this Agreement in reliance on the representations, warranties and undertakings that are given by the party in this clause 8.

(b) The parties have not relied on any representation or warranty in deciding whether to enter into this Agreement, other than as expressly set out in this clause 8 .

8.5 Nature of provisions

(a) Each of the representations and warranties in this clause 8 shall be deemed to be given as at the date of this Agreement and at 8.00am on the Second Court Date by reference to the circumstances then existing.

(b) Each of the representations, warranties and undertakings given by a party in this clause 8 must be construed as a separate and independent provision and will not be limited or restricted by reference to the terms of any other representation, warranty or undertaking in this clause 8 or any other term of this Agreement.

(c) Each of the representations and warranties in this clause 8:

(i) will survive the completion of the transactions contemplated by this Agreement or the termination of this Agreement; and

(ii) is given with the intent that liability under it will not be confined to breaches which are discovered prior to the completion of the transactions contemplated by this Agreement or the date of termination of this Agreement.

(d) Without limiting the interpretation of any reference in this Agreement to "material breach" (or any phrase to similar effect), Viterra acknowledges and agrees that a breach of the representation and warranty in clause 8.2(q) which is not remedied or otherwise resolved to ABB Grain's satisfaction within 5 Business Days of the breach (during which period Viterra and ABB Grain must consult to remedy the breach or resolve upon an acceptable alternative proposal) will constitute a material breach of a provision of this Agreement by Viterra for the purpose of clauses 12 and 13.

8.6 Notification

A party must promptly advise the other in writing of any representation or warranty provided in this clause 8 by the party being false or misleading in any material respect when given or a breach of any undertaking in this clause 8 by the party.

9 Indemnities

9.1 Indemnity from ABB Grain

ABB Grain indemnifies Viterra and the other Viterra Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Viterra Indemnified Parties may suffer or incur by reason of any breach of any of the representations, warranties and undertakings in clause 8.1.

9.2 Indemnity from Viterra and Viterra Acquirer

Each of Viterra and Viterra Acquirer indemnifies ABB Grain and the other ABB Grain Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the ABB Grain Indemnified Parties may suffer or incur by reason of any breach of any of the representations, warranties and undertakings given by it in clause 8.2 or clause 8.3 (as the case may be).

9.3 Nature of indemnities

Each indemnity in clauses 9.1 and 9.2 is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination or completion of this Agreement. It is not necessary for a person to incur expense or make any payment before enforcing a right of indemnity in this clause 9. The making of a claim by a person under an indemnity in this clause 9 in respect of a particular event does not preclude that person from subsequently making further claims under that indemnity in respect of any further loss arising out of the same event for which it has not previously been indemnified.

10 No Reliance on Due Diligence Information

10.1 Due diligence investigations

(a) ABB Grain acknowledges and agrees, both on its own behalf and on behalf of each of the other ABB Grain Indemnified Persons that:

(i) both prior to and after entry into this Agreement, it and its Representatives have undertaken, and will undertake, their own due diligence investigations in relation to the Viterra Group, including access to data rooms, site visits, management presentations, interviews and discussions and access to Viterra Group external auditors and advisers; and

(ii) in the course of those investigations, and the negotiations and discussions in relation thereto, Viterra and its Representatives have provided, and will provide, to ABB Grain and its Representatives information in various forms in connection with the Scheme or relating to the Viterra Group (the **Viterra Due Diligence Information**).

(b) Viterra acknowledges and agrees, both on its own behalf and on behalf of each of the other Viterra Indemnified Persons that:

(i) both prior to and after entry into this Agreement, it and its Representatives have undertaken, and will undertake, their own due diligence investigations in relation to the ABB Grain Group, including access to data rooms, site visits, management presentations, interviews and discussions and access to ABB Grain Group external auditors and advisers; and

(ii) in the course of those investigations, and the negotiations and discussions in relation thereto, ABB Grain and its Representatives have provided, and will provide, to Viterra and its Representatives information in various forms in connection with the Scheme or relating to the ABB Grain Group (the **ABB Grain Due Diligence Information**).

10.2 Limited assurance regarding Due Diligence Information

(a) ABB Grain acknowledges and agrees, both on its own behalf and on behalf of each of the other ABB Grain Indemnified Persons that, except (in the case of sub-paragraphs (i), (ii) and (iv) below) as set out in clause 8.2(o), none of Viterra and its Representatives, to the maximum extent permitted by law:

(i) makes any representation or warranty:

(A) as to the accuracy, completeness or relevance of any of the Viterra Due Diligence Information except to the extent it is repeated in the Viterra Scheme Booklet Information or the Combined Group Scheme Booklet Information;

(B) that any of the Viterra Due Diligence Information has been audited, or verified; or

(C) that the Viterra Due Diligence Information is the totality of the information that a person would require or expect to find in order to consider or evaluate the Scheme;

(ii) accepts any responsibility to ABB Grain, its Representatives or any other person for any false, inaccurate or misleading Viterra Due Diligence Information or for any opinion formed or conclusion drawn by ABB Grain or its Representatives as a result of examining the Viterra Due Diligence Information;

(iii) accepts any responsibility to inform ABB Grain or any of its Representatives of any matter arising or coming to the notice of Viterra which may affect or qualify any Viterra Due Diligence Information; and

(iv) is liable for any loss of any kind (including, without limitation, any consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the Viterra Due Diligence Information or any default, negligence or lack of care in relation to the preparation or provision of the Viterra Due Diligence Information.

(b) Viterra acknowledges and agrees, both on its own behalf and on behalf of each of the other Viterra Indemnified Persons that, except (in the case of sub-paragraphs (i), (ii) and (iv) below) as set out in clause 8.1(p), none of ABB Grain and its Representatives, to the maximum extent permitted by law:

(i) makes any representation or warranty:

(A) as to the accuracy, completeness or relevance of any of the ABB Grain Due Diligence Information except to the extent it is repeated in the Scheme Booklet;

(B) that any of the ABB Grain Due Diligence Information has been audited, verified or prepared with reasonable care; or

(C) that the ABB Grain Due Diligence Information is the totality of the information that a person would require or expect to find in order to consider or evaluate the Scheme;

(ii) accepts any responsibility to Viterra, any of the other Viterra Indemnified Persons or any other person for any false, inaccurate or misleading ABB Grain Due Diligence Information or for any opinion formed or conclusion drawn by Viterra or its Representatives as a result of examining the ABB Grain Due Diligence Information;

(iii) accepts any responsibility to inform Viterra or any of its Representatives of any matter arising or coming to the notice of ABB Grain which may affect or qualify any ABB Grain Due Diligence Information; and

(iv) is liable for any loss of any kind (including, without limitation, any consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the ABB Grain Due Diligence Information or any default, negligence or lack of care in relation to the preparation or provision of the ABB Grain Due Diligence Information.

10.3 Own enquiries

(a) Without limiting clauses 10.1(a) and 10.2(a) (but without prejudice to clause 8.2(o)):

(i) ABB Grain acknowledges and agrees both on its own behalf and on behalf of each of the other ABB Grain Indemnified Persons that each of them has made its own independent assessment of all Viterra Due Diligence Information and has carried out, and relied solely on, its own investigation and analysis of the Viterra Due Diligence Information and the Scheme; and

(ii) ABB Grain acknowledges and agrees that it has entered into this Agreement utilising the Viterra Due Diligence Information solely at its own risk.

(b) Without limiting clauses 10.1(b) and 10.2(b) (but without prejudice to clause 8.1(p)):

(i) Viterra acknowledges and agrees both on its own behalf and on behalf of each of the other Viterra Indemnified Persons that each of them has made its own independent assessment of all ABB Grain Due Diligence Information and has carried out, and relied solely on, its own investigation and analysis of the ABB Grain Due Diligence Information and the Scheme; and

(ii) Viterra acknowledges and agrees that it has entered into this Agreement utilising the ABB Grain Due Diligence Information solely at its own risk.

10.4 Benefit

(a) The acknowledgements, confirmations and agreements in clauses 10.1(b), 10.2(b) and 10.3(b) are given to ABB Grain on its own behalf and separately as trustee for each of the ABB Grain Indemnified Parties.

(b) The acknowledgements, confirmations and agreements in clauses 10.1(a), 10.2(a) and 10.3(a) are given to Viterra on its own behalf and separately as trustee for each of the Viterra Indemnified Parties.

11 Exclusivity

11.1 No shop obligation

Subject to clauses 11.3 and 11.6, during the Exclusivity Period, ABB Grain must not and must ensure that each of its Representatives does not directly or indirectly solicit, encourage, invite or initiate any offer, response, expression of interest or proposal from any person in relation to a Competing Proposal.

11.2 No talk obligation

Subject to clauses 11.3 and 11.6, during the Exclusivity Period, ABB Grain must not and must ensure that each of its Representatives does not enter into, continue or participate in negotiations or discussions with, or provide due diligence information to, any person regarding or in connection with a Competing Proposal.

11.3 Fiduciary carve out

(a) Nothing in clauses 2, 4, 7 or 11.2 prevents any action by or on behalf of ABB Grain to respond to any bona fide approach by a third party in respect of a Competing Proposal not solicited in breach of clause 11.1 if, after consultation with ABB Grain's financial advisers and receiving written legal advice from external legal advisers, the Board of ABB Grain believes in good faith and acting reasonably that:

(i) the Competing Proposal is or is capable of becoming a Superior Proposal; and

(ii) failure to take such action would involve, or would be likely to involve, a breach of the duties of the directors of ABB Grain.

(b) Any action permitted by clause 11.3(a) will not be regarded as "encouragement" for the purpose of clause 11.1.

11.4 Notification

(a) If ABB Grain or, so far as it is aware, any of its Representatives is approached (directly or indirectly) during the Exclusivity Period by any person to engage in any activity, or take any other action, that would breach ABB Grain's obligations under clause 11.1 or 11.2, ABB Grain must promptly inform Viterra in writing of the fact of that approach.

(b) If ABB Grain or any of its Representatives takes any action during the Exclusivity Period in reliance on clause 11.3, ABB Grain must promptly inform Viterra in writing of that fact.

11.5 Opportunity to match

Before the ABB Grain Board publicly recommends any superior proposal during the Exclusivity Period (and without limiting any other provision of this Agreement), ABB Grain must:

(a) notify Viterra in writing of the detailed terms of the superior proposal (to the extent those terms have been made available to ABB Grain) and the identity of the person or persons who have made the superior proposal; and

(b) provide Viterra with at least 72 hours in which to negotiate amendments to this Agreement and the Scheme for the purpose of making the Scheme a superior transaction to the superior proposal.

11.6 Normal provision of information

Nothing in this clause 11 prevents ABB Grain from:

(a) providing information to rating agencies or any Governmental Agency;

(b) providing information to its auditors, advisers, financiers, customers, joint venturers, franchisees, business partners and suppliers acting in that capacity in the ordinary course of business; or

(c) making presentations to brokers, portfolio investors, analysts and other third parties in the ordinary course of business.

11.7 No ongoing discussions

(a) ABB Grain represents and warrants to Viterra as at the date of this Agreement that neither it nor any of its Representatives:

(i) is participating, directly or indirectly, in discussions or negotiations or enquiries with any third party regarding, or which could reasonably be expected to lead to, any Competing Proposal; or

(ii) is party to any agreement, arrangement or understanding with a third party in relation to a Competing Proposal for it or a possible Competing Proposal that would prevent it entering into this Agreement or complying with its obligations under this Agreement.

(b) Without limiting clause 11.7(a)(ii), if ABB Grain or any of its Representatives is a party to any prior agreement, arrangement or understanding with a third party in relation to a Competing Proposal or a possible Competing Proposal and that agreement, arrangement or understanding imposes a standstill obligation on that third party (including any obligation not to acquire any interest in ABB Grain Shares), ABB Grain must take action to enforce that standstill obligation during the Exclusivity Period.

(c) ABB Grain represents and warrants to Viterra as at the date of this Agreement that, where ABB Grain has a contractual right to do so, ABB Grain has required the return or destruction of confidential information of the ABB Grain Group provided to any third party in relation to a Competing Proposal or a possible Competing Proposal at any time in the two year period before the date of this Agreement (other than any such confidential information which the third party has a right to retain).

11.8 Acknowledgement

Viterra has required ABB Grain to agree to the obligations set out in this clause 11 in consideration of Viterra proceeding with the Scheme and incurring significant costs in doing so. In the absence of obtaining these obligations, Viterra would not have entered into this Agreement.

12 Termination

12.1 ABB Grain Termination Events

ABB Grain may terminate this Agreement by notice in writing to Viterra:

(a) in accordance with clause 2.4(b);

(b) before 5.00pm on the Business Day before the Second Court Date, if Viterra or Viterra Acquirer is in breach of any provision of this Agreement (including a breach of a representation or warranty under clause 8) and:

(i) that breach is material;

(ii) ABB Grain has given prompt written notice to Viterra or Viterra Acquirer (as the case may be) setting out the breach; and

(iii) if the breach is capable of remedy, the breach is not remedied by Viterra or Viterra Acquirer (as the case may be) within 5 Business Days (or such shorter period ending

at 5.00pm on the Business Day before the Second Court Date) of it receiving a notice under sub-paragraph (ii);

(c) before 5:00pm on the Business Day before the Second Court Date, if the Independent Expert concludes (whether in its original or any subsequent opinion) that the Scheme is not in the best interests of ABB Grain Shareholders, provided that, where the Independent Expert reaches such a conclusion because of the existence of a Superior Proposal, ABB Grain gave Viterra the details required to be given under clause 11.5(a) at least 72 hours prior to exercising its right of termination under this paragraph (c);

(d) before 5:00pm on the Business Day before the Second Court Date, if a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced, provided that if that Competing Proposal is not approved or recommended by the Board of Viterra, ABB Grain gave Viterra at least 5 Business Days prior written notice of its intention to exercise its right of termination under this clause 12.1(d) (and ABB Grain consulted with Viterra in respect of the Competing Proposal during that 5 Business Day period);

(e) before 5.00pm on the Business Day before the Second Court Date, if the ABB Grain Board, in good faith and acting reasonably, publicly recommends a Superior Proposal, provided that ABB Grain gave Viterra the details required to be given under clause 11.5(a) at least 72 hours prior to exercising its right of termination under this paragraph (e);

(f) before 5.00pm on the Business Day before the Second Court Date, if at the Scheme Meeting or any adjournment or postponement of it at which the Scheme is voted on, the Scheme or the Constitutional Amendment is not approved by the requisite majority of ABB Grain Shareholders required under the Corporations Act; or

(g) if the Scheme has not been Implemented by the End Date.

12.2 Viterra Termination Events

Viterra may terminate this Agreement by notice in writing to ABB Grain:

(a) in accordance with clause 2.4(b);

(b) before 5.00pm on the Business Day before the Second Court Date, if ABB Grain is in breach of any provision of this Agreement (including a breach of a representation or warranty under clause 8) and:

(i) that breach is material;

(ii) Viterra has given prompt written notice to ABB Grain setting out the breach; and

(iii) if the breach is capable of remedy, the breach is not remedied by ABB Grain within 5 Business Days (or such shorter period ending at 5.00pm on the Business Day before the Second Court Date) of it receiving a notice under sub-paragraph (ii);

(c) before 8.00am on the Second Court Date, if any of ABB Grain's directors:

(i) adversely changes (including by attaching any qualifications to) or withdraws his recommendation that the Scheme is in the best interests of ABB Grain Shareholders or makes any public statement that he has qualified, adversely changed or withdrawn his recommendation that the Scheme is in the best interests of ABB Grain Shareholders; or

(ii) recommends a Competing Proposal;

(d) before 5.00pm on the Business Day before the Second Court Date, if at the Scheme Meeting or any adjournment or postponement of it at which the Scheme is voted on, the Scheme is not

approved by the requisite majority of ABB Grain Shareholders required under the Corporations Act; or

(e) if the Scheme has not been Implemented by the End Date.

12.3 Effect of termination

If a party terminates this Agreement in accordance with this clause 12, this Agreement will have no further force or effect and the rights and obligations of the parties under this Agreement will cease, save that:

(a) clauses 1, 8, 9, 10, 12, 13, 15, 17, 18 and 19 will survive termination; and

(b) termination will be without prejudice to rights and liabilities of a party which have accrued before termination.

13 Break Fee

13.1 Background

(a) ABB Grain and Viterra believe the Scheme will provide significant benefits to ABB Grain, Viterra, Viterra Acquirer and their respective shareholders and acknowledge that they will incur significant costs in connection with performing their obligations under this Agreement and the Scheme.

(b) In these circumstances, each party:

(i) has requested that provision be made in this Agreement for the payments set out in clauses 13.2 and 13.3, without which they would not have entered into this Agreement; and

(ii) believes that it is appropriate to agree to the payment which it agrees to make under this clause 13 in order to secure the participation of the other parties in the Scheme.

(c) ABB Grain and Viterra each acknowledges that the amount it has agreed to pay under this clause 13 is an amount which is appropriate to compensate the other party or parties (as the case may be) for their reasonable external and internal costs and opportunity costs in connection with the Scheme.

13.2 Payment by ABB Grain to Viterra

(a) ABB Grain must pay Viterra $16 million (exclusive of GST) if:

(i) ABB Grain is in material breach of any provision of this Agreement (including a material breach of a representation or warranty under clause 8.1);

(ii) any director of ABB Grain adversely changes (including by attaching any qualifications to) or withdraws his recommendation that the Scheme is in the best interests of ABB Grain Shareholders or makes any public statement that he has qualified, adversely changed or withdrawn his recommendation that the Scheme is in the best interests of ABB Grain Shareholders, other than in circumstances:

(A) where the Scheme is not Implemented by the End Date;

(B) referred to in clause 12.1(d);

(C) where either Viterra or Viterra Acquirer is in material breach of any provision of this document (including a material breach of a representation or warranty under clause 8.2 or clause 8.3 (as the case may be)); or

(C) where the Independent Expert concludes (whether in its original or any subsequent opinion) that the Scheme is not in the best interests of ABB Grain Shareholders other than because of the existence of a Superior Proposal; or

(iii) the ABB Grain Board recommends a Competing Proposal,

and this Agreement is terminated in accordance with clause 12.

(b) ABB Grain must pay Viterra the amount referred to in clause 13.2(a) within 10 Business Days of receipt by ABB Grain from Viterra of a demand for payment. The demand may only be made after the occurrence of an event referred to in clause 13.2(a).

13.3 Payment by Viterra to ABB Grain

(a) Viterra must pay ABB Grain $16 million (exclusive of GST) if:

(i) Viterra or Viterra Acquirer is in material breach of any provision of this Agreement (including a material breach of a representation or warranty under clause 8); or

(ii) a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced, which Competing Proposal the Viterra Board has approved or recommended (whether such approval or recommendation occurs at the time of termination by ABB Grain as referred to below or subsequently),

and this Agreement is terminated in accordance with clause 12.

(b) Viterra must pay ABB Grain the amount referred to in clause 13.3(a) within 10 Business Days of receipt by Viterra of a demand for payment from ABB Grain. The demand may only be made after the occurrence of an event referred to in paragraph (a).

(c) If any amount is paid by Viterra to ABB Grain in accordance with clause 13.4, that amount will be deducted from any amount payable by Viterra under this clause 13.3.

13.4 Payment of expenses by Viterra to ABB Grain

(a) Viterra must pay ABB Grain $10 million (exclusive of GST) if:

(i) a majority of the ABB Grain Board withdraws its recommendation that the Scheme is in the best interests of ABB Grain Shareholders owing to a Competing Proposal in respect of Viterra being agreed or announced which is not approved or recommended by the Board of Viterra; and

(ii) this Agreement is terminated in accordance with clause 12, provided that ABB Grain gave Viterra at least 5 Business Days prior written notice of its intention to exercise its right of termination under clause 12.1(d) (and ABB Grain consulted with Viterra in respect of the Competing Proposal during that 5 Business Day period).

(b) Viterra must pay ABB Grain the amount referred to in clause 13.4(a) within 10 Business Days of receipt by Viterra of a demand for payment from ABB Grain. The demand may only be made after the occurrence of an event referred to in paragraph (a).

13.5 Exclusive remedy

ABB Grain and Viterra each agrees that if an amount is paid by the other under clause 13.2 or clause 13.3 or 13.4 (as the case may be) in respect of an act or event referred to therein, that payment constitutes its sole and exclusive remedy for any liability arising under or in connection with this Agreement in respect of that act or event.

13.6 Compliance

A payment under this clause 13 is not required to be made or, if already made, is refundable, to the extent that such payment is determined by a court to be unlawful or is determined by the Takeovers Panel to constitute unacceptable circumstances within the meaning of that phrase in the Corporations Act.

13.7 Gross up

If a party **(first party)** is required by law to make any deduction or withholding from any payment to the other party **(other party)** under this clause 13:

(a) the first party must notify the other party of the amount and reason for the deduction or withholding and pay or procure the payment of the full amount of the deduction or withholding to the appropriate Governmental Agency within the applicable timeframe for payment; and

(b) the amount payable by the first party to the other party must be increased so that (after deducting or withholding the aforesaid amount and making any further deduction or withholding in respect of the increased amount) the other party receives the same amount it would have received had no deduction or withholding been made.

14 Public Announcements

14.1 Agreed Announcement

Immediately following the execution of this Agreement, ABB Grain and Viterra must each release their respective Agreed Announcement, which, in the case of the Agreed Announcement to be issued by ABB Grain, has attached to it a summary of the key terms of this Agreement.

14.2 Restriction on other announcements

(a) Neither party may make any press release or announcement or make any other public disclosure relating to the subject matter of this Agreement or make public or otherwise publicly disclose this Agreement or any of its terms unless the release, announcement, publication or other public disclosure:

(i) is required by this Agreement;

(ii) is required to be made under any applicable law or the rules of any recognised stock exchange;

(iii) is required by a Governmental Agency to be made by the party;

(iv) repeats information or statements already in the public domain; or

(v) has the prior approval of the other parties.

(b) Nothing in clause 14.2(a) prohibits a party from making any announcement or public disclosure if, in the reasonable opinion of the party's Board, failure to disclose at that time the information proposed to be contained in the announcement or public disclosure would reasonably be expected to be inconsistent with the proper exercise of the duties of the directors of that party.

(c) Any announcement or public disclosure relating to the subject matter of this Agreement must be consistent with the provisions of this Agreement and, in the case of ABB Grain, the recommendation of the ABB Grain Board at the time of the announcement or public disclosure.

(b) A party does not require the prior approval of the other parties to send any communication to its customers, suppliers, employees or shareholders or to Scheme Shareholders regarding the subject matter of this Agreement provided:

(i) it has first given the other parties as much notice (if any) as is reasonably practicable of the communication; and

(ii) the communication is consistent with the provisions of this Agreement and the recommendation of the ABB Grain Board at the time of the communication.

14.3 Notification

If a party is required by law, the rules of any stock exchange or any Governmental Agency to do any of the things referred to in clause 14.2, it must give the other party, to the extent lawful, as much notice (if any) as is reasonably practicable of the announcement or public disclosure.

15 Confidentiality and Standstill

15.1 Confidentiality

(a) Each of ABB Grain and Viterra acknowledges and agrees that it remains bound by the Confidentiality Agreements, provided that it agrees that the terms of this Agreement will prevail over the Confidentiality Agreements to the extent of any inconsistency.

(b) Viterra Acquirer undertakes in favour of ABB Grain that any information concerning the ABB Grain Group which it acquires pursuant to this Agreement or the Scheme will be held and used by it on the same terms as contained in the Confidentiality Agreement addressed from ABB Grain to Viterra, to the extent those terms are not inconsistent with any provision of this Agreement.

(c) For the purposes of the Confidentiality Agreements and the terms referred to in paragraph (b), each party consents to the use of, and the disclosure on a confidential basis to a Relevant Government Authority of, its confidential information for the purposes of satisfying any Condition Precedent and the implementation of the transactions contemplated by this Agreement.

15.2 Survival of obligations

The:

(a) rights and obligations of ABB Grain and Viterra under the Confidentiality Agreements;

(b) the obligations of Viterra Acquirer under clause 15.1(b); and

(c) the obligations of Viterra under clause 15.3,

survive termination of this Agreement.

15.3 Standstill

(a) Subject to clauses 15.3(b) and 15.3(c), during the 12 month period following the date of this Agreement, Viterra must not, must ensure that its Affiliates do not, and must ensure that its Representatives do not on its behalf:

(i) acquire or offer to acquire any securities of ABB Grain;

(ii) acquire or offer to acquire all or substantially all of the assets of ABB Grain or any of its Affiliates;

(iii) enter or offer to enter into any arrangement involving the conferring of rights the economic effect of which is equivalent, or substantially equivalent, to acquiring, holding or disposing of securities in ABB Grain;

(iv) solicit proxies from any shareholder in ABB Grain or otherwise seek to influence or control the management or policies of ABB Grain; or

(v) publicly announce any intention (including (without limitation) a conditional intention), willingness or preparedness (including (without limitation) any non-binding, conditional and/or indicative proposal) to do any of the things specified in sub-paragraphs (i) to (iv) inclusive,

without the prior written consent of ABB Grain.

(b) Clause 15.3(a) shall not apply, and Viterra will be free to engage in any of the activities otherwise prohibited by clause 15.3(a), from and after the date of public announcement of or public disclosure of commencement of:

(i) a take-over bid, or an intention to undertake a take-over bid, which, if completed, would result in the acquisition of 50% or more of the then outstanding ABB Grain Shares by any person or group of persons (other than Viterra or any of its Affiliates) (a **Bid Transaction**);

(ii) the entering into of a definitive agreement with ABB Grain (other than this Agreement) which contemplates the acquisition of 50% or more of the outstanding securities of ABB Grain; or

(iii) any merger, asset purchase and sale or other business combination transaction involving ABB Grain (other than the Scheme) or an intention to make an offer to ABB Grain to undertake such a transaction which ABB Grain has recommended or agreed to recommend or support (other than the Scheme), which would, if completed, result in:

(A) any class of outstanding voting securities of ABB Grain being converted into cash or securities of another person; or

(B) all or substantially all of ABB Grain's assets being sold to any person or group (other than Viterra or any of its Affiliates) (a **Business Combination Transaction**),

to the earlier of the date of completion of the Bid Transaction or Business Combination Transaction or the date of withdrawal or cancellation of the Bid Transaction or Business Combination Transaction.

(c) Clause 15.3(a) does not apply to carrying out or promoting the Scheme or in connection with the performance of the obligations of Viterra and Viterra Acquirer under the Deed Poll and this Agreement.

(d) For the purpose of this clause 15.3:

(i) **Affiliate** includes, in relation to a party, any person that is controlled by, under common control with, or controls that party, and includes that party's Related Bodies Corporate and associates (within the meaning of sections 12 and 15 of the Corporations Act); and

(ii) **Representatives** means, in relation to Viterra:

(A) its lawyers, accountants, financial and other advisers, and the lawyers, accountants, financial and other advisers of its Affiliates;

(B) lenders that are or are proposing to provide financing to it in connection with the Scheme; and

(C) persons proposing to act or acting as partner, co-investor, joint venture shareholder or otherwise as a strategic or equity partner in connection with the Scheme.

16 Directors' indemnity and insurance

16.1 D&O Insurance

Subject to Implementation occurring, Viterra must take out and maintain for a period of seven years after the Implementation Date, or must procure that ABB Grain takes out and maintains for that period, to the maximum extent permitted by law, insurance cover with a reputable insurer, and on terms that are no less advantageous to each person who is a director of ABB Grain or any of its Related Bodies Corporate at the Implementation Date (the **Indemnified Directors**) than the coverage provided under the existing D&O policies of the ABB Grain Group, insuring each Indemnified Director against all liabilities incurred by the Indemnified Director in the course of his or her service as a director of any member of the ABB Grain Group prior to Implementation. Viterra must not do anything, and must procure that no other member of the Combined Group does anything, which prejudices any such insurance cover.

16.2 No limitation

The rights of the Indemnified Directors under this clause 16 are in addition to and without prejudice to any rights to indemnification or insurance coverage which an Indemnified Person may have under the constitution of, or in any deed or other agreement with, any member of the ABB Grain Group.

16.3 Benefit

The undertakings of Viterra in this clause 16 are given to and held by ABB Grain as trustee for each of the Indemnified Directors.

17 Guarantee

17.1 Guarantee

Viterra unconditionally and irrevocably guarantees to ABB Grain (in its own right and as trustee on behalf of the other ABB Grain Indemnified Parties and the Scheme Shareholders) on demand the due and punctual performance by Viterra Acquirer of its obligations under this Agreement, the Scheme and the Deed Poll.

17.2 Indemnity

(a) As separate and independent obligation, Viterra indemnifies ABB Grain (in its own right and as trustee on behalf of the other ABB Grain Indemnified Parties and the Scheme Shareholders) against all liabilities which may be incurred or sustained by ABB Grain, the other ABB Grain Indemnified Parties and the Scheme Shareholders in connection with any default or delay by Viterra Acquirer in the due and punctual performance of any of its obligations under this Agreement, the Scheme or the Deed Poll.

(b) It is not necessary for a person to incur expense or make any payment before enforcing a right of indemnity under clause 17.2(a). The making of a claim by a person under an indemnity in clause 17.2(a) in respect of a particular event does not preclude that person from subsequently making further claims under that indemnity in respect of any further loss arising out of the same event for which it has not previously been indemnified.

17.3 Further terms

The guarantee and indemnity in this clause 17:

(a) are continuing, separate and independent obligations;

(b) will each remain in full force and effect for so long as Viterra Acquirer has any undischarged obligation or liability under or in respect of this Agreement, the Scheme or the Deed Poll;

(c) may be enforced before any steps are taken against Viterra Acquirer;

(d) will not be affected by anything which, but for this provision, might in any way operate to release, prejudicially affect or discharge Viterra in whole or in part from any of its obligations under this clause 17; and

(e) extend to cover this Agreement, the Scheme and the Deed Poll as amended or varied from time to time.

17.4 Limitation

For the avoidance of doubt, no greater amount is recoverable from Viterra and Viterra Acquirer (in aggregate) under this Agreement including under the guarantee and indemnity under this clause 17 than the amount recoverable from Viterra having regard to other applicable provisions of this agreement, including clause 13.5.

18 Miscellaneous

18.1 No waiver

(a) A party waives a right under this Agreement only by written notice that it waives that right. A waiver is limited to the specific instance to which it relates and to the specific purpose for which it is given.

(b) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Agreement.

18.2 Severance

If a provision of this Agreement would, but for this clause, be unenforceable or illegal:

(a) the provision must be read down to the extent necessary to avoid that result; and

(b) if the provision cannot be read down to that extent, it must be severed without affecting the validity and enforceability of the remainder of this document.

18.3 About this document

(a) This Agreement and the Confidentiality Agreements record the entire agreement between the parties as to their subject matter. Together they supersede all prior contracts, obligations, representations, conduct and understandings. This Agreement is immediately enforceable, subject to its own express terms.

(b) This Agreement may be amended only by written agreement of all parties.

(c) This Agreement may be executed in any number of counterparts, and by the parties in separate counterparts, but is not effective until each party has executed at least one counterpart. Each counterpart of this Agreement constitutes an original of this Agreement but the counterparts together constitute one and the same instrument.

18.4 Governing law and jurisdiction

(a) The laws of South Australia govern this Agreement.

(b) Each party submits to the jurisdiction of the courts exercising jurisdiction in South Australia, and any court that may hear appeals from any of those courts, for any proceedings in connection with this Agreement.

(c) Each party irrevocably waives any right it may have to claim that the courts referred to in paragraph (b) are an inconvenient forum.

(d) Viterra irrevocably appoints Freehills of Level 38, MLC Centre, 19 Martin Place, Sydney, New South Wales, Australia to be its agent for the receipt of service of process in connection with this Agreement and agrees that any service document in connection with this Agreement may be effectively served on it by service on its agent.

18.5 Costs

(a) Except where expressly provided otherwise, each party must bear its own costs in relation to the negotiation, preparation, execution and performance of this Agreement and any further document required.

(b) Viterra must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this Agreement, the Scheme, the Deed Poll or the steps to be taken under this Agreement, the Scheme or the Deed Poll.

18.6 Further Acts

Each party must promptly do and perform all further acts and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this Agreement or the Scheme.

18.7 Assignment

A party may not assign, novate or otherwise transfer any of its rights or obligations under this Agreement except with the prior written consent of the other party.

18.8 No merger

The rights and obligations of the parties under this Agreement will not merge on completion of any transaction pursuant to this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

18.9 GST

(a) Unless otherwise expressly stated, all amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a Taxable Supply made under or in connection with this Agreement, the recipient of the supply must pay the supplier an additional amount equal to the GST payable on that supply provided that the supplier first issues a tax invoice for that supply.

(b) Without limiting clause 18.9(a), if an amount payable under this Agreement is calculated by reference to a liability incurred by a party, then the amount of the liability must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of the acquisition of the supply to which that liability relates. A party will be assumed to be entitled to a full Input Tax Credit unless it demonstrates that its entitlement is otherwise prior to the date on which payment must be made.

(c) Words and expressions used in this clause 18.9 have the same meaning as in *A New Tax System (Goods and Services) Tax Act 1999 (Cth).*

18.10 Clauses benefiting third parties

If a provision of this Agreement is expressed to be for the benefit of a person that is not a party to this Agreement, the party to this Agreement that receives that promise (the **promisee**):

(a) does so not only in its own capacity but also as trustee for the third party;

(b) must permit the third party to enforce the provision in the promisee's name on giving full indemnity and any reasonable security the promisee requires; and

(c) assumes no other duty or liability whatever to the third party such as to inform the third party of anything, to supervise, to monitor or to claim anything.

18.11 Specific performance

The parties acknowledge that damages will not be an adequate remedy for breaches of obligations under this Agreement and that it would be appropriate for a Court to grant specific performance of those obligations.

19 Notices

19.1 How to give notices

A notice in connection with this Agreement must be:

(a) in writing;

(b) signed by the party or its agent; and

(c) given to the recipient either by hand delivery, pre-paid airmail or facsimile transmission, in each case addressed in the manner relevantly described in Schedule 1.

19.2 Change of Details

(a) A party may at any time change any of the details set out in Schedule 1 by not less than 5 Business Days notice to the other party.

(b) If details are so changed, this clause applies as if those changed details were set out in Schedule 1.

19.3 Proof of Notices

(a) Any notice given in accordance with clause 19.1, in the absence of earlier receipt, shall be deemed to have been duly given as follows:

  (i) if delivered personally, on delivery;

  (ii) if sent by pre-paid airmail, on the fourth clear Business Day after posting; and

  (iii) if sent by facsimile, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety.

(b) Any notice given outside Working Hours shall be deemed not to have been given until the start of the next period of Working Hours.

EXECUTED as an agreement

EXECUTED by **ABB GRAIN LTD** in accordance with section 127 of the *Corporations Act* 2001 by:	))))	
.... Director		.... Director/Secretary
.... Name (BLOCK LETTERS)		.... Name (BLOCK LETTERS)
EXECUTED by **VITERRA INC.** by its authorised signatories:	))))	
.... Authorised Officer		.... Authorised Officer
.... Name (BLOCK LETTERS)		.... Name (BLOCK LETTERS)
EXECUTED by **A.C.N. 137 192 753 PTY LTD** in accordance with section 127 of the *Corporations Act* 2001 by:	))))	
.... Director		.... Director/Secretary
.... Name (BLOCK LETTERS)		.... Name (BLOCK LETTERS)

Schedule 1 – Notices

Name: ABB Grain Ltd

Address: Level 1, Grain House, 123-130 South Terrace, Adelaide, South Australia, 5000, Australia

Facsimile: (08) 8211 7478

Attention: Company Secretary

Name: Viterra Inc.

Address: 2625 Victoria Avenue, Regina, Saskatchewan, Canada, S4T 7T9

Facsimile: +1 (306) 569 4717

Attention: [•]

Name: Viterra Acquirer Pty Ltd

Address: c/- Moore Stephens, Level 7, 20 Hunter Street, Sydney, New South Wales, 2000, Australia

Facsimile: [•Insert facsimile number in format (__) ____ ____•]

Attention: Company Secretary

Annexure 1 – Indicative Timetable

Date	Party Responsible	Event
22 May 2009	ABB Grain	Appoint the Independent Expert
Early July	ABB Grain	Provide draft Scheme Booklet to ASIC
Mid July	ABB Grain, Viterra and Viterra Acquirer	Receive sign-off on Scheme Booklet from ASIC, ABB Grain Board and Viterra Board
Mid-end July	ABB Grain	First Court Hearing – obtain orders to convene Scheme Meeting
Mid-end July	ABB Grain	Lodge with ASIC copies of Court orders to convene Scheme Meeting
Mid-end July	ABB Grain	Scheme Booklet registered by ASIC and lodged with ASX
Mid-end July	Viterra	Deed Poll – execute before despatch of the Scheme Booklet to ABB Grain Shareholders
End July	ABB Grain	Printing and despatch to ABB Grain Shareholders of Scheme Booklet and proxy forms
End July – mid August	Viterra, Viterra Acquirer and ABB Grain	Secure regulatory approvals
End August	ABB Grain	Date of Scheme Meeting and Constitutional Amendment Meeting
End August	ABB Grain	Second Court Date – to obtain orders approving the Scheme
End August	ABB Grain	Effective Date: lodge office copies of Court orders approving the Scheme with ASIC
End August	ABB Grain	ABB Grain Shares suspended from trading on the ASX
End August / early September	ABB Grain	Record Date: determine entitlements to Scheme Consideration by reference to the Register at that time.
Early-mid Septermber	ABB Grain, Viterra Acquirer and Viterra	Implementation Date: transfer ABB Grain Shares to Viterra; Viterra to provide the Scheme Consideration

Note:

This indicative timetable has been prepared on the basis of the parties' best estimate, as at the date of this Agreement, of the likely timing of key events in relation to the Scheme. It is possible that certain of these events may be delayed for reasons outside of the parties' control, including:

- the time required to prepare and finalise the Scheme Booklet and the Independent Expert's Report may extend beyond mid-July
- the ASIC Review Period may extend beyond mid-July;
- the court hearing dates in mid-end July (for First Court Hearing) and end-August (for Second Court Hearing) may not ultimately be available; or
- the First and Second Court Hearings may continue for more than one day.

In that case, the parties will consult with each other in good faith with the objective of agreeing a modified timetable (with, to the extent possible, the same timing relativities between events), having principal regard to the parties' mutual desire to complete the Scheme as soon as is practicable.

Annexure 2 – Scheme

SCHEME OF ARRANGEMENT

Pursuant to section 411 of the *Corporations Act 2001* (Cth)

BETWEEN

1 **ABB GRAIN LIMITED** ABN 59 084 962 130 of Level 1, Grain House, 123-130 South Terrace, Adelaide, South Australia (**ABB Grain**); and

2 The registered holders of ABB Grain Shares.

1 Definitions and Interpretation

1.1 Definitions

In this Scheme:

ABB Grain Option means an option issued by ABB Grain under the terms of ABB Grain's Executive Share Option Plan.

ABB Grain Register means the register of members of ABB Grain.

ABB Grain Share means an ordinary share in the share capital of ABB Grain.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ASX Listing Rules means the official listing rules of the ASX.

Available Cash Consideration means the amount of cash determined by subtracting from $1,127,533,898 the aggregate amount of cash consideration payable by Viterra Acquirer under this Scheme to Scheme Shareholders who elect or are deemed to have elected Standard Consideration.

Available Scrip Consideration means the number of Viterra Shares determined by subtracting from 782,975,443 Viterra Shares the aggregate number of Viterra Shares to be issued under this Scheme to:

(a) Scheme Shareholders who elect or are deemed to have elected Standard Consideration;

(b) CDN in respect of Scheme Shareholders who elect or are deemed to have elected Standard Consideration; and

(c) the Nominee in respect of Cash Out Scheme Shareholders who elect or are deemed to have elected Standard Consideration.

Business Day has the meaning given in the ASX Listing Rules.

Cash Out Facility means the Nominee sale facility provided for in clause 5.7.

Cash Out Scheme Shareholder means a Scheme Shareholder in respect of whom Viterra Shares are issued to the Nominee in the circumstances referred to in sub-paragraphs (i) and (iii) of clause 5.7(a).

Cash Out Securities has the meaning given in clause 5.7(a).

CDI means a CHESS Depository Interest, being a unit of beneficial ownership in a Viterra Share registered in the name of CDN.

CDN means CHESS Depository Nominees Pty Limited ACN 071 346 506.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

Close of Trading means close of trading on ASX on the Effective Date.

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Deed Poll means the deed poll dated [insert date] under which Viterra and Viterra Acquirer covenant in favour of the Scheme Shareholders to perform their obligations under this Scheme.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Election Form means the form accompanying the Scheme Booklet pursuant to which holders of ABB Grain Shares may elect the form of Scheme Consideration they wish to receive in consideration for the transfer of their Scheme Shares to Viterra Acquirer under this Scheme.

End Date has the meaning given in the Implementation Agreement.

Implementation Agreement means the implementation agreement dated [insert date] May 2009 between ABB Grain, Viterra and Viterra Acquirer.

Implementation Date means the third Business Day following the Record Date.

Ineligible Foreign ABB Grain Shareholder means a Scheme Shareholder who comes within the definition of Ineligible Foreign ABB Grain Shareholder in the Implementation Agreement, unless ABB Grain and Viterra have decided in accordance with clause 3.4 of the Implementation Agreement not to treat such person as an Ineligible Foreign ABB Grain Shareholder for the purpose of this Scheme.

Large Cash Out Shareholder means a Scheme Shareholder in respect of whom Viterra Shares are issued to the Nominee in circumstances referred to in clause 5.7(a)(i), where the number of shares issued to the Nominee in respect of that Scheme Shareholder is greater than 1000.

Maximum Cash Consideration means the consideration determined in accordance with clause 5.3.

Maximum Scrip Consideration means the consideration determined in accordance with clause 5.4.

Net Proceeds of Sales has the meaning given in clause 5.7(c)(ii)(A).

Nominee means a person appointed by Viterra, in consultation with ABB Grain, to sell the Cash Out Securities pursuant to clause 5.7.

Record Date means 7.00 p.m. (Sydney time) on the fifth Business Day following the Effective Date.

Registered Address means, in relation to a Scheme Shareholder, their address as shown in the ABB Grain Register as at the Record Date.

RFDS means the Australian Council of the Royal Flying Doctor Service of Australia ACN 004 213 067.

Scheme means this scheme of arrangement, subject to any alterations or conditions (whether proposed by a party or required by the Court) which are agreed in writing by ABB Grain and Viterra.

Scheme Booklet means the explanatory statement to be approved by the Court and despatched by ABB Grain to holders of ABB Grain Shares, amongst others, and which includes this Scheme and an explanatory statement under section 412 of the Corporations Act.

Scheme Consideration means the consideration to be provided by Viterra and Viterra Acquirer to the Scheme Shareholders in consideration for the transfer of the Scheme Shares to Viterra Acquirer pursuant to this Scheme, as provided for under clause 5.

Scheme Share means an ABB Grain Share on issue as at the Record Date.

Scheme Shareholder means a person who is registered in the ABB Grain Register as the holder of ABB Grain Shares at the Record Date.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Standard Consideration means the consideration described in clause 5.2.

Total Scheme Consideration has the meaning given in clause 5.12.

Viterra Acquirer means A.C.N. 137 192 753 Pty Ltd ACN 137 191 023 c/- Moore Stephens, Level 7, 20 Hunter Street, Sydney, New South Wales, Australia, a wholly-owned subsidiary of Viterra.

Viterra means Viterra Inc. of 2625 Victoria Avenue, Regina, Saskatchewan, Canada.

Viterra Register means the register of shareholders of Viterra.

Viterra Share means a common share in the share capital of Viterra.

1.2 Interpretation

In this Scheme, unless a contrary intention appears:

(a) words or expressions importing the singular include the plural and vice versa;

(b) words or expressions importing a gender include any gender;

(c) words or expressions denoting individuals include corporations, firms, unincorporated bodies, government authorities and instrumentalities;

(d) a reference to a party to a document includes that party's successors and permitted assigns;

(e) where a word or expression is defined or given meaning, another grammatical form of that word or expression has a corresponding meaning;

(f) any heading, index, table of contents or marginal note is for convenience only and does not affect the interpretation of this Scheme;

(g) a provision of this Scheme shall not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this Scheme or that provision;

(h) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Scheme;

(i) any recital, schedule or annexure forms part of this document and has effect as if set out in full in the body of this document;

(j) a reference to legislation or a provision of legislation includes:

(i) all regulations, orders or instruments issued under the legislation or provision; and

(ii) any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

(k) references to "include", "including" or any variation thereof are to be construed without limitation;

(l) a reference to "$" or "dollar" is a reference to Australian currency;

(m) where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day; and

(n) a reference to time is to that time in Adelaide, Australia.

2 Preliminary

(a) ABB Grain is a public company registered in South Australia and is limited by shares. ABB Grain is admitted to the official list of the ASX and ABB Grain Shares are officially quoted on the ASX.

(b) As at the date of the Scheme Booklet:

(i) [*] ABB Grain Shares were on issue; and

(ii) [*] ABB Grain Options were on issue.

(c) Viterra Acquirer is a proprietary company registered in Victoria, Australia and is limited by shares. Viterra Acquirer is a wholly-owned subsidiary of Viterra, a company incorporated under Canadian law.

(d) ABB Grain, Viterra and Viterra Acquirer have agreed by entering into the Implementation Agreement to implement the Scheme.

(e) If the Scheme becomes Effective and is implemented, each of the following will occur:

(i) all of the Scheme Shares will be transferred to Viterra Acquirer and ABB Grain will become a wholly-owned subsidiary of Viterra Acquirer; and

(ii) in consideration of the transfer of the Scheme Shares to Viterra Acquirer, Viterra and Viterra Acquirer will provide or procure the provision of the Scheme Consideration to the Scheme Shareholders in accordance with this Scheme.

(f) Viterra and Viterra Acquirer have each agreed by executing the Deed Poll to provide or procure the provision of the Scheme Consideration to Scheme Shareholders in accordance with this Scheme and take the other actions attributed to it under this Scheme and the Implementation Agreement.

3 Conditions Precedent

3.1 Conditions Precedent

This Scheme is conditional on:

(a) all of the conditions precedent set out in clause 2.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement; and

(b) such other conditions as may be imposed by the Court under section 411(6) of the Corporations Act and agreed to by ABB Grain and Viterra having been satisfied.

3.2 Certificate

At or before the Court hearing on the Second Court Date, ABB Grain and Viterra will each provide the Court with a certificate, or such other evidence as the Court requests, confirming whether or not all of the conditions precedent set out in clause 2.1 of the Implementation Agreement have been satisfied or waived in accordance with the terms of the Implementation Agreement. Where the certificates disclose that any of those conditions precedent has been satisfied or waived in accordance with the terms of the Implementation Agreement, they will constitute conclusive evidence of the satisfaction or waiver of the condition (as the case may be).

3.3 Lapse of Scheme

The Scheme will lapse and be of no further force or effect if the Implementation Agreement is terminated in accordance with its terms, or if the Effective Date does not occur by the End Date, or if the conditions referred to in clause 3.1 are not satisfied or, if capable of waiver, waived by the End Date, in which event ABB Grain, Viterra and Viterra Acquirer are each released from:

(a) any further obligation to take steps to implement this Scheme; and

(b) any liability with respect to this Scheme.

4 Implementation of the Scheme

4.1 Lodgement of Scheme Orders

ABB Grain must lodge the orders of the Court approving this Scheme with ASIC as soon as practicable and, in any event, by no later than 5.00 p.m. on the first Business Day following the date on which the Court approves the Scheme (or such other Business Day as ABB Grain and Viterra agree). This Scheme will become effective on and from the date of lodgement of the orders.

4.2 Acquisition of ABB Grain by Viterra Acquirer

(a) On the Implementation Date (subject to clause 4.2(c)), Viterra and Viterra Acquirer must provide or procure the provision of the Scheme Consideration to the Scheme Shareholders in accordance with clause 5.

(b) On the Implementation Date and subject to the Scheme Consideration having (subject to clause 4.2(c)) been provided to each Scheme Shareholder in accordance with clause 5, all of the Scheme Shares, together with all rights and entitlements attaching to those shares at the Implementation Date, will be transferred to Viterra Acquirer without the need for any further act by any Scheme Shareholder:

(i) by ABB Grain effecting a valid transfer or transfers of the Scheme Shares to Viterra Acquirer under section 1074D of the Corporations Act; or

(ii) if the procedure described in sub-paragraph (i) is not available for any reason, by:

(A) ABB Grain delivering to Viterra Acquirer duly completed and executed share transfer form or forms (executed by ABB Grain acting as the attorney and agent of each Scheme Shareholder under clause 7.6(b)) in respect of all of the Scheme Shares in favour of Viterra Acquirer as transferee (which may be a master transfer of all or part of the Scheme Shares);

(B) Viterra Acquirer duly executing such transfer form or forms as transferee and delivering it or them to ABB Grain for registration; and

(C) ABB Grain promptly procuring that the name of Viterra Acquirer is entered in the ABB Grain Register as the holder of all of the Scheme Shares.

(c) Notwithstanding any other provision of this Scheme (including clause 5.8), while:

(i) Viterra Shares and Viterra Shares in the form of CDIs forming part of the Scheme Consideration must be issued (and relevant registers updated to record their issuance) on the Implementation Date; and

(ii) the aggregate cash forming part of the Scheme Consideration must be paid into a trust account as referred to in clause 5.8(a)(i) in accordance with that clause,

any requirements under clause 5 for the sending of cheques, share certificates, holding statements or allotment advices may be satisfied within 10 Business Days after the Implementation Date (and requirements relating to the Cash Out Facility must be satisfied within the time periods set out in clause 5.7), and the fact that any of those requirements are satisfied after the Implementation Date will not prevent the Scheme Consideration being taken to have been provided on the Implementation Date for the purposes of this Scheme (including this clause 4.2).

5 Scheme Consideration

5.1 Election procedure

(a) Subject to the remaining provisions of this clause 5.1, each Scheme Shareholder will be entitled to elect to receive as consideration for the transfer of its Scheme Shares to Viterra Acquirer under this Scheme one of the following forms of consideration:

(i) Standard Consideration;

(ii) Maximum Cash Consideration; or

(iii) Maximum Scrip Consideration,

by completing the Election Form and returning it to the address specified in the Election Form so that it is received before the Record Date.

(b) An election (other than a deemed election) under this clause 5.1 must be made in accordance with the terms and conditions on the Election Form.

(c) A Scheme Shareholder who does not validly elect a form of consideration will be deemed to have elected to receive Standard Consideration and to hold the Viterra Shares comprised in that consideration in the form of CDIs.

(d) A Scheme Shareholder who elects to receive Standard Consideration or Maximum Scrip Consideration will be entitled (by completing the relevant part of the Election Form) to elect to hold the Viterra Shares comprised in that consideration directly or in the form of

CDIs. In the absence of such an election, the Scheme Shareholder will be deemed to have elected to hold the Viterra Shares comprised in the consideration in the form of CDIs.

(e) A Scheme Shareholder who elects Maximum Cash Consideration may elect (by completing the relevant part of the Election Form) to have Viterra Shares that, but for that election, would be issued to it or CDN under this Scheme in consequence of the pro rating of the Available Cash Consideration under clause 5.3, sold pursuant to the Cash Out Facility.

(f) A Scheme Shareholder who elects Maximum Cash Consideration and does not make an election under clause 5.1(e) may elect (by completing the relevant part of the Election Form) to hold Viterra Shares that are required to be issued to it under this Scheme in consequence of the pro rating of the Available Cash Consideration under clause 5.3 directly or in the form of CDIs. In the absence of such an election, the Scheme Shareholder will be deemed to have elected to hold the Viterra Shares in the form of CDIs.

(g) Subject to clause 5.1(h), an election made by a Scheme Shareholder under this clause 5.1 will be deemed to apply in respect of the Scheme Shareholder's entire registered holding of Scheme Shares at the Record Date, regardless of whether the Scheme Shareholder's holding of Scheme Shares at the Record Date is greater or less than the Scheme Shareholder's holding at the time it made its election.

(h) A Scheme Shareholder who is noted on the Register as holding one or more parcels of ABB Grain Shares as trustee or nominee for, or otherwise on account of, another person, may make separate elections under this clause 5.1 in relation to each of those parcels of ABB Grain Shares (subject to it providing to ABB Grain and Viterra any substantiating information they reasonably require), and an election made in respect of any such parcel, or an omission to make an election in respect of any such parcel, will not be taken to extend to the other parcels.

(i) A Scheme Shareholder may vary any election made by it under this clause 5.1 by lodging a replacement Election Form before the Record Date.

(j) Subject to clause 5.1(k), an election which is not made in accordance with this clause 5.1 will not be a valid election for the purpose of this Scheme and will not be recognised by ABB Grain, Viterra Acquirer or Viterra for any purpose.

(k) ABB Grain may, with the agreement of Viterra, settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any election, and any such decision will be conclusive and binding on ABB Grain, Viterra, Viterra Acquirer and the relevant Scheme Shareholder.

5.2 Standard Consideration

If a Scheme Shareholder elects or is deemed to have elected to receive Standard Consideration then, subject to clauses 5.5, 5.6 and 5.7, the Scheme Shareholder will be entitled to receive for each Scheme Share held by that Scheme Shareholder at the Record Date:

(a) $4.35 cash; and

(b) 0.4531 Viterra Shares or 0.4531 Viterra Shares in the form of CDIs, according to the election or deemed election of the Scheme Shareholder under clause 5.1(d).

5.3 Maximum Cash Consideration

(a) If a Scheme Shareholder elects to receive Maximum Cash Consideration, the Scheme Shareholder will be entitled to receive for the Scheme Shares held by that Scheme Shareholder at the Record Date:

(i) if the Available Cash Consideration is not required by clause 5.3(b) to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration - $8.70 cash per Scheme Share; and

(ii) if the Available Cash Consideration is required by clause 5.3(b) to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration:

(A) $8.70 cash per Scheme Share in respect of a number of its Scheme Shares calculated as follows (which may include any fraction of a Scheme Share arising from the calculation):

A x B/C

Where:

A = the number of Scheme Shares held by the Scheme Shareholder at the Record Date;

B = the Available Cash Consideration; and

C = the amount determined by multiplying $8.70 by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Cash Consideration; and

(B) subject to any election to participate in the Cash Out Facility under clause 5.1(e), 0.9062 Viterra Shares per Scheme Share or 0.9062 Viterra Shares in the form of CDIs per Scheme Share, according to the election or deemed election of the Scheme Shareholder under clause 5.1(f), in respect of the balance of its holding of Scheme Shares (which balance may include any fraction of a Scheme Share arising from the creation of a fraction under sub-paragraph (A)).

(b) For the purpose of this clause 5.3, the Available Cash Consideration is required to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration if the amount determined by multiplying $8.70 by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Cash Consideration exceeds the Available Cash Consideration.

5.4 Maximum Scrip Consideration

(a) If a Scheme Shareholder elects to receive Maximum Scrip Consideration then, subject to clauses 5.5, 5.6 and 5.7, the Scheme Shareholder will be entitled to receive for the Scheme Shares held by that Scheme Shareholder at the Record Date:

(i) if the Available Scrip Consideration is not required to be pro rated by clause 5.4(b) amongst Scheme Shareholders who elect Maximum Scrip Consideration - 0.9062 Viterra Shares per Scheme Share or 0.9062 Viterra Shares in the form of CDIs per Scheme Share, according to the election or deemed election of that Scheme Shareholder under clause 5.1(d); and

(ii) if the Available Scrip Consideration is required by clause 5.4(b) to be pro rated amongst Scheme Shareholders who elect Maximum Scrip Consideration:

(A) 0.9062 Viterra Shares per Scheme Share or 0.9062 Viterra Shares in the form of CDIs per Scheme Share (according to the election or deemed election of that Scheme Shareholder under clause 5.1(d)) in respect of a number of its Scheme Shares calculated as follows (which may include any fraction of a Scheme Share arising from the calculation):

A x B/C

Where:

A = the number of Scheme Shares held by the Scheme Shareholder at the Record Date;

B = the Available Scrip Consideration; and

C = the amount determined by multiplying 0.9062 by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Scrip Consideration; and

(B) $8.70 per Scheme Share in respect of the balance of its holding of Scheme Shares (which balance may include any fraction of a Scheme Share arising from the creation of a fraction under sub-paragraph (A)).

(b) For the purpose of this clause 5.4, the Available Scrip Consideration is required to be pro rated amongst Scheme Shareholders who elect Maximum Scrip Consideration if the number of Viterra Shares determined by multiplying 0.9062 Viterra Shares by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Scrip Consideration exceeds the Available Scrip Consideration.

5.5 Fractions

(a) Any entitlement of a Scheme Shareholder under this Scheme (including under clause 5.3(a)(ii)(B) or clause 5.4(a)(ii)(A)) to be issued a fraction of a Viterra Share or a fraction of a Viterra Share in the form of a CDI will be rounded down to the nearest whole number of Viterra Shares or CDIs (as the case may be).

(b) Fractions of Viterra Shares or fractions of Viterra Shares in the form of CDIs which a Scheme Shareholder would have been entitled to be issued but for an election under clause 5.1(e) or but for clause 5.6 will be rounded down to the nearest whole number of Viterra Shares or CDIs (as the case may be), including for the purposes of calculating the Scheme Shareholder's cash entitlement under clause 5.7(c)(ii)(A).

(c) The total amount of Viterra Shares represented by all fractions of Viterra Shares and CDIs which, but for clause 5.5(a) or 5.5(b), Scheme Shareholders would have been entitled to under this Scheme must be dealt with in accordance with clause 5.7.

(d) Any cash amount payable to a Scheme Shareholder under this Scheme must be rounded to the nearest whole cent.

5.6 Ineligible Foreign ABB Grain Shareholders

Viterra will be under no obligation to issue, and must not issue, any Viterra Shares under this Scheme to any Ineligible Foreign ABB Grain Shareholder or to CDN in respect of any Ineligible Foreign ABB Grain Shareholder and, instead, must procure that those Viterra Shares (including fractions of Viterra Shares) which, but for this clause 5.6, would be required to be so issued are dealt with in accordance with clause 5.7.

5.7 Cash Out Facility

(a) Viterra Shares that:

(i) but for an election under clause 5.1(e), would have been issued to a Scheme Shareholder or CDN in respect of a Scheme Shareholder (rounded down to the nearest whole number in accordance with clause 5.5(b)); or

(ii) are required to be dealt with under this clause by clause 5.5(c); or

(iii) are required to be dealt with under this clause by clause 5.6 (rounded down to the nearest whole number in accordance with clause 5.5(b)),

must be issued by Viterra to the Nominee on the Implementation Date (rounded down, if necessary, to the nearest whole number) (together, the **Cash Out Securities**) and subsequently sold in accordance with the remaining provisions of this clause 5.7.

(b) The Cash Out Facility will only be available in respect of Viterra Shares issued to the Nominee in the circumstances referred to in clause 5.7(a). Any purported election by a Scheme Shareholder to participate in the Cash Out Facility in any other circumstance will be invalid and not recognised for any purpose.

(c) Viterra must procure that:

(i) as soon as practicable and, in any event, not more than 15 Business Days after the Implementation Date, the Nominee sells the Cash Out Securities in such manner, at such price or prices and on such other terms as the Nominee determines in good faith; and

(ii) promptly after the last sale of Viterra Shares in accordance with clause 5.7(c)(i), the Nominee:

(A) pays to each Cash Out Scheme Shareholder (in accordance with this clause 5.7, including clause 5.7(d)) an amount calculated as follows:

A x B/C

Where:

A = the gross proceeds of sale of the Cash Out Securities (less any applicable taxes and charges, other than brokerage incurred by the Nominee in connection with the sales) (**Net Proceeds of Sale**);

B = the number of Viterra Shares issued to the Nominee under clause 5.7(a)(i) and/or 5.7(a)(iii) (as applicable) in respect of that Cash Out Scheme Shareholder; and

C = the total number of Viterra Shares issued to the Nominee under clause 5.7(a),

provided that the amount payable to a Cash Out Scheme Shareholder who is an Ineligible Foreign Artemis Shareholder or a Large Cash Out Scheme Shareholder shall be reduced by a pro rata amount of the brokerage paid by the Nominee in relation to the sale of Venus Shares issued to the Nominee under clauses 5.7(a)(i) and 5.7(a)(iii) attributable to Ineligible Foreign Artemis Shareholders and Large Cash Out Scheme Shareholders (and the total amount so reduced shall be applied in payment of that brokerage); and

(B) pays to the RFDS as a donation the balance of the Net Proceeds of Sales.

(d) Viterra must procure that the Nominee makes all payments to Cash Out Scheme Shareholders under clause 5.7(c) by sending cheques in Australian currency drawn on an Australian bank for the relevant amounts to the Cash Out Scheme Shareholders.

(e) Payment of an amount to a Cash Out Scheme Shareholder in accordance with this clause 5.7 will be in full satisfaction of the obligations of Viterra and Viterra Acquirer to the Cash Out Scheme Shareholder under the Scheme in respect of the Scheme Consideration. If Viterra receives professional advice that any withholding or other tax is required by law to be withheld from any such payment, Viterra must procure that the Nominee withholds the

relevant amount before making the payment to the Cash Out Scheme Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme including clause 5.7(c)(ii)(A)). Viterra must procure that any amount so withheld is paid to the relevant taxation authorities within the time permitted by law, and that a receipt or other appropriate evidence of such payment is promptly provided to the relevant Cash Out Scheme Shareholder.

(f) None of ABB Grain, Viterra, Viterra Acquirer or the Nominee gives any assurance as to the price that will be achieved for the sale of Viterra Shares by the Nominee. The sale of Viterra Shares under this clause 5.7 will be at the risk of the Cash Out Scheme Shareholder.

(g) Each Cash Out Scheme Shareholder appoints ABB Grain as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) that the Nominee is required to provide to Cash Out Scheme Shareholders under the Corporations Act.

(h) Any amount payable to a Cash Out Scheme Shareholder under clause 5.7(c)(ii)(A) shall be reduced by the amount of any withholding or other tax which the Nominee believes, based on professional advice, is required by any taxation or other law to be withheld in respect of such amount, and payment of such amount to the relevant taxation or other authority within any required statutory period shall fully and finally discharge the obligations of Viterra, Viterra Acquirer and the Nominee in respect of such amount (although Viterra must procure the Nominee on request or, if required by law, to ptovide a receipt or other evidence of such payment to each affected Cash Out Scheme Shareholder).

5.8 Provision of Scheme Consideration

Subject to clause 4.2(c), the obligations of Viterra and Viterra Acquirer under this Scheme to provide the Scheme Consideration to Scheme Shareholders will be satisfied:

(a) in the case of the cash component of the Scheme Consideration – by:

(i) Viterra Acquirer, on the Business Day before the Implementation date, depositing an amount equal to the aggregate amount of the cash component of the Scheme Consideration in cleared funds into an Australian denominated trust account with an Australian bank, operated by ABB Grain as trustee for the Scheme Shareholders, to be held on trust for the Scheme Shareholders, except that any interest on the amount deposited (less bank fees and other charges) shall be to the account of Viterra Acquirer; and

(ii) subject to Viterra Acquirer having complied with clause 5.8(a)(i), ABB Grain procuring that a cheque is sent for the relevant amount to each Scheme Shareholder who is entitled to the cash component of the Scheme Consideration under this clause 5;

(b) in the case of Viterra Shares which are required to be issued to Scheme Shareholders under this clause 5 - by Viterra procuring that:

(i) the name and address of each such Scheme Shareholder is entered into the Viterra Register on the Implementation Date in respect of the Viterra Shares to which it is entitled under this clause 5; and

(ii) a share certificate is sent to the Registered Address of each such Scheme Shareholder representing the number of Viterra Shares issued to the Scheme Shareholder pursuant to this Scheme;

(c) in the case of Viterra Shares in the form of CDIs which are required to be issued to Scheme Shareholders under this clause 5 – by Viterra:

(i) issuing to CDN to be held on trust that number of Viterra Shares that will enable CDN to issue CDIs as envisaged by sub-paragraph (iii) below on the Implementation Date;

(ii) procuring that the name and address of CDN is entered into the Viterra Register in respect of those Viterra Shares on the Implementation Date and that a share certificate in the name of CDN representing those Viterra Shares is sent to CDN;

(iii) procuring that on the Implementation Date CDN issues to each such Scheme Shareholder the number of CDIs to which it is entitled under this clause 5;

(iv) procuring that on the Implementation Date the name of each such Scheme Shareholder is entered in the records maintained by CDN as the holder of the CDIs issued to that Scheme Shareholder on the Implementation Date;

(v) in the case of each such Scheme Shareholder who held ABB Grain Shares on the CHESS subregister – procuring that the CDIs are held on the CHESS subregister on the Implementation Date and sending or procuring the sending of an allotment advice that sets out the number of CDIs issued and procuring that ASX Settlement and Transfer Corporation Pty Ltd will provide at the end of the month of allotment a CDI holding statement confirming the number of CDIs held on the CHESS subregister by that Scheme Shareholder; and

(vi) in the case of each such Scheme Shareholder who held ABB Grain Shares on the issuer sponsored subregister – procuring that the CDIs are held on the issuer sponsored subregister on the Implementation Date and sending or procuring the sending of a CDI holding statement to each such Scheme Shareholder which sets out the number of CDIs held on the issuer sponsored subregister by that Scheme Shareholder; and

(d) in the case of Viterra Shares to be issued in respect of Scheme Consideration due to Cash Out Scheme Shareholders – by Viterra procuring that:

(i) the name and address of the Nominee is entered into the Viterra Register on the Implementation Date in respect of the Viterra Shares required to be issued to it under this clause 5;

(ii) a share certificate in the name of the Nominee is sent to the Nominee representing the number of Viterra Shares so issued to it; and

(iii) the Nominee sells those Viterra Shares and pays the proceeds in accordance with clause 5.7.

5.9 Status of Viterra Shares

Subject to this Scheme becoming Effective, Viterra must:

(a) issue the Viterra Shares required to be issued by it under this Scheme on terms such that each such Viterra Share will rank equally in all respects with each existing Viterra Share;

(b) ensure that each such Viterra Share is duly issued and is fully paid, non assessable and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the articles of Viterra); and

(c) use all reasonable endeavours to ensure that:

(i) such Viterra Shares are approved for listing and trading on the Toronto Stock Exchange and that trading in them commences on the Toronto Stock Exchange on the first trading day on the Toronto Stock Exchange following the Effective Date (or such later date as the Toronto Stock Exchange or ASX requires); and

(ii) as from the Business Day following the Effective Date (or such later date as the Toronto Stock Exchange or ASX requires) the Viterra Shares in the form of CDIs are listed for quotation on the official list of the ASX initially on a deferred settlements basis and thereafter on an ordinary settlements basis.

5.10 Joint Holders

In the case of joint holders of Scheme Shares:

(a) the Viterra Shares or CDIs representing Viterra Shares to be issued under this Scheme must be issued to and registered in the names of the joint holders;

(b) any cheque required to be sent under this clause 5 must be made payable to the joint holders and sent to the holder whose name appears first in the ABB Grain Register on the Record Date; and

(c) any other document required to be sent under this clause 5 must be forwarded to the holder whose name appears first in the ABB Grain Register on the Record Date.

5.11 Binding Instructions

Any binding instructions between a Scheme Shareholder and ABB Grain relating to ABB Grain Shares (including, without limitation, any instructions relating to communications from ABB Grain) will from the Implementation Date be deemed, by reason of this Scheme, to be a similarly binding instruction to and accepted by Viterra in respect of Viterra Shares or Viterra Shares in the form of CDIs until that instruction is revoked or amended in writing addressed to Viterra at its share registry (unless such an instruction would not be recognised under Canadian law or Viterra's constituent documents).

5.12 Total Scheme Consideration

To avoid doubt and notwithstanding any other provision of this Scheme, no more than a total of $1,127,533,898 and a total of 782,975,443 Viterra Shares and/or CDIs (together **Total Scheme Consideration**) shall be provided by Viterra and Viterra Acquirer as Scheme Consideration, and if for any reason a greater total amount or total number of Viterra Shares and/or CDIs would (but for this clause 5.12) be required to be provided by Viterra or Viterra Acquirer under this Scheme, the requirement(s) for provision of the same shall be reduced (in such manner as ABB Grain and Viterra consider equitable) to ensure that no more than the Total Scheme Consideration is provided.

6 Dealings in ABB Grain Shares

6.1 Dealings in ABB Grain Shares by Scheme Shareholders

(a) For the purpose of establishing who is a Scheme Shareholder, dealings in ABB Grain Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the ABB Grain Register as the holder of the relevant ABB Grain Shares by the Record Date; and

(ii) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the ABB Grain Register is kept by the Record Date.

(b) ABB Grain must register transfers or transmission applications of the type referred to in clause 6.1(a)(ii) by the Record Date.

(c) ABB Grain will not accept for registration or recognise for any purpose any transmission application or transfer in respect of ABB Grain Shares received after the Record Date (except pursuant to clause 4.2 or any subsequent transfer by Viterra Acquirer).

6.2 ABB Grain Register

(a) For the purpose of determining entitlements to Scheme Consideration, ABB Grain must, until the Scheme Consideration has been provided in accordance with this Scheme, maintain or procure the maintenance of the ABB Grain Register in accordance with the provisions of this clause 6 and the ABB Grain Register in this form will solely determine entitlements to Scheme Consideration.

(b) As from the Record Date, each entry current at that time in the ABB Grain Register in relation to the Scheme Shares will cease to be of any effect other than as evidence of entitlement to the Scheme Consideration in accordance with this Scheme in respect of the Scheme Shares relating to that entry.

6.3 Certificates and Holding Statements

All certificates and statements of holding for Scheme Shares held by Scheme Shareholders shall, following the Record Date, cease to have any effect as documents of title in respect of such Scheme Shares.

6.4 Provision of Information

As soon as practicable after the Record Date and in any event at least two Business Days before the Implementation Date, ABB Grain will ensure that details of the names, Registered Addresses and holdings of Scheme Shares for each Scheme Shareholder are made available to Viterra in such form as Viterra may reasonably require.

6.5 Quotation of ABB Grain Shares

(a) It is expected that suspension of trading in ABB Grain Shares on the ASX will occur from the Close of Trading.

(b) At a time after the Implementation Date to be determined by Viterra, ABB Grain will apply:

(i) for termination of the official quotation of ABB Grain Shares on ASX; and

(ii) to have itself removed from the official list of ASX.

7 General provisions

7.1 Effect of Scheme

Each Scheme Shareholder acknowledges that this Scheme binds ABB Grain and all of the holders for the time being of ABB Grain Shares (including those who do not attend the members' meeting of ABB Grain to approve the Scheme or do not vote at that meeting or who vote against the Scheme at that meeting) and, to the extent permitted by law, overrides the constitution of ABB Grain.

7.2 Agreements by Scheme Shareholders

(a) Each Scheme Shareholder agrees to:

(i) the transfer of its Scheme Shares to Viterra Acquirer in accordance with this Scheme; and

(ii) any variation, cancellation or modification of the rights attached to their ABB Grain Shares constituted by or resulting from this Scheme.

(b) Each Scheme Shareholder who is issued Viterra Shares under this Scheme agrees to become a shareholder of Viterra in respect of those Viterra Shares and to be bound by the articles and by laws of Viterra.

(c) Each Scheme Shareholder who is issued CDIs representing Viterra Shares under this Scheme agrees to become a holder of CDIs representing Viterra Shares.

(d) Each Scheme Shareholder who is a Cash Out Scheme Shareholder agrees and acknowledges that the payment to it of an amount in accordance with clause 5.7 constitutes the satisfaction in full of its entitlement in and to Scheme Consideration.

7.3 Warranties by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Viterra and Viterra Acquirer, and appointed and authorised ABB Grain as its attorney and agent to warrant to Viterra and Viterra Acquirer, that their Scheme Shares will, at the date of transfer of them to Viterra Acquirer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, including any restrictions on transfer, and that they have full power and capacity to sell and to transfer their Scheme Shares to Viterra Acquirer under the Scheme. ABB Grain undertakes that it will provide such warranty to Viterra and Viterra Acquirer as agent and attorney of each Scheme Shareholder.

7.4 Pending registration of transfers

From the Effective Date, pending the registration of Viterra Acquirer in the ABB Grain Register as the holder of the Scheme Shares, Viterra Acquirer will be beneficially entitled to the Scheme Shares transferred to it under this Scheme and each Scheme Shareholder is deemed to have irrevocably appointed Viterra Acquirer as attorney and agent (and directed Viterra Acquirer in each capacity) to appoint any officer or agent nominated by Viterra Acquirer as its sole proxy and, where appropriate, its corporate representative, to attend shareholders' meetings, exercise the votes attached to the Scheme Shares registered in their name and sign any shareholders' resolution (and each Scheme Shareholder acknowledges and agrees that as a result of such appointment they must not themselves attend or vote at any meetings or sign any resolutions, whether in person or by proxy or corporate representative).

7.5 Stamp Duty

Viterra Acquirer must pay all stamp duty (if any) and any related fines and penalties payable in connection with the transfer of the Scheme Shares under this Scheme.

7.6 Authority to ABB Grain

(a) Each Scheme Shareholder consents to ABB Grain doing all acts and things as may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

(b) Each Scheme Shareholder, without the need for any further act, irrevocably appoints ABB Grain and each of its directors and officers (jointly and severally) as its agent and attorney for the purpose of:

  (i) executing any document or doing any other act necessary or expedient to give effect to the terms of this Scheme and the transactions contemplated by it including the provision of a proper instrument of transfer in respect of Scheme Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer of all or part of the Scheme Shares); and

  (ii) enforcing the Deed Poll against Viterra or Viterra Acquirer.

ABB Grain undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Viterra and Viterra Acquirer on behalf of and as agent and attorney for each Scheme Shareholder.

7.7 Further Assurance

ABB Grain will execute all documents and do all acts and things as may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

7.8 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, ABB Grain may consent on behalf of all persons concerned, by its counsel, to those alterations or conditions to which Viterra and Viterra Acquirer have consented in writing.

7.9 Definition of 'sending'

For the purpose of clause 5, the word "send" (or any variant thereof) means:

(a) sending by ordinary pre-paid post or courier to the Registered Address of the Scheme Shareholder; or

(b) delivering to that address by any other means at no cost to the recipient.

7.10 Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to ABB Grain, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at the registered office of ABB Grain.

7.11 Governing Law

(a) This Scheme is governed by the laws of South Australia.

(b) Each of ABB Grain, Viterra and Viterra Acquirer and the holders of ABB Grain Shares irrevocably and unconditionally submits, in connection with this Scheme, to the non-exclusive jurisdiction of the Court and any courts which have jurisdiction to hear appeals from the Court and waives any right to object to any proceedings being brought in these courts.

Annexure 3 – Deed Poll

DEED POLL

DATE

BY **VITERRA INC.** of 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, Canada (**Viterra**); and

A.C.N. 137 192 753 Pty Ltd ACN 137 192 753 c/- Moore Stephens, Level 7, 20 Hunter Street, Sydney, New South Wales, Australia (**Viterra Acquirer**).

IN FAVOUR OF: Each holder of ordinary shares in **ABB GRAIN LTD** ABN 59 084 962 130 (**Artemis**) as at the Record Date (**Scheme Shareholders**).

RECITALS

A ABB Grain, Viterra and Viterra Acquirer have entered into the Implementation Agreement with respect to the Scheme and associated matters.

B Viterra and Viterra Acquirer are entering into this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform the obligations attributed to them under the Scheme.

OPERATIVE PART

1 Definitions and Interpretation

1.1 Definitions

In this deed poll:

(a) **Implementation Agreement** means the implementation agreement entered into between ABB Grain, Viterra and Viterra Acquirer on [insert date] 2009; and

(b) terms defined in the Implementation Agreement or the Scheme have the same meaning when used in this deed poll.

1.2 Interpretation

In this deed poll, unless a contrary intention appears:

(a) words or expressions importing the singular include the plural and vice versa;

(b) words or expressions importing a gender include any gender;

(c) words or expressions denoting individuals include corporations, firms, unincorporated bodies, government authorities and instrumentalities;

(d) a reference to a party to a document includes that party's successors and permitted assigns;

(e) where a word or expression is defined or given meaning, another grammatical form of that word or expression has a corresponding meaning;

(f) any heading, index, table of contents or marginal note is for convenience only and does not affect the interpretation of this deed poll;

(g) a provision of this deed poll shall not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this deed poll or that provision;

(h) a reference to this deed poll includes this deed poll as amended, varied, novated, supplemented or replaced from time to time;

(i) a reference to a clause is a reference to a clause of this deed poll;

(j) the recitals form part of this document and have effect as if set out in full in the body of this deed poll;

(k) a reference to legislation or a provision of legislation includes:

  (i) all regulations, orders or instruments issued under the legislation or provision; and

  (ii) any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

(l) references to "include", "including" or any variation thereof are to be construed without limitation; and

(m) a reference to any time is a reference to that time in Adelaide, Australia.

2 Nature of deed poll

Each of Viterra and Viterra Acquirer acknowledges and agrees that:

(a) this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b) under the Scheme, each Scheme Shareholder irrevocably appoints ABB Grain and each of its directors and officers (jointly and severally) as its agent and attorney to enforce this deed poll against Viterra and Viterra Acquirer.

3 Conditions

3.1 Conditions

The obligations of each of Viterra and Viterra Acquirer under clause 4 are subject to the Scheme becoming Effective.

3.2 Termination

Unless ABB Grain and Viterra agree otherwise, the obligations of each of Viterra and Viterra Acquirer under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect if:

(a) the Implementation Agreement is terminated in accordance with its terms; or

(b) the Scheme does not become Effective by the End Date.

3.3 Consequences of termination

If this deed poll is terminated under clause 3.2, then in addition and without prejudice to any other available rights, powers or remedies:

(a) Viterra and Viterra Acquirer are released from their obligations to further perform this deed poll except those obligations contained in clause 8.1; and

(b) each Scheme Shareholder retains the rights they have against each of Viterra and Viterra Acquirer in respect of any breach of this deed poll by Viterra or Viterra Acquirer which occurs before this deed poll is terminated.

4 Obligation to pay Scheme Consideration

4.1 Obligation to provide Scheme Consideration and other matters

Subject to clause 3, each of Viterra and Viterra Acquirer undertakes in favour of each Scheme Shareholder to:

(a) provide or procure the provision of the Scheme Consideration to each Scheme Shareholder; and

(b) undertake all other actions attributed to it under the Scheme,

subject to and in accordance with the Scheme.

4.2 Status of Viterra Shares

Viterra undertakes in favour of each Scheme Shareholder that the Viterra Shares which are issued to each Scheme Shareholder in accordance with the Scheme will:

(a) rank equally in all respects with the existing Viterra Shares; and

(b) be duly issued and fully paid, non assessable and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the articles of Viterra).

5 Representations and Warranties

(a) Viterra represents and warrants that:

(i) it is a corporation duly incorporated, validly existing and in good standing under the laws of Canada;

(ii) the entering into and performance of this deed poll by Viterra has been properly authorised by all necessary corporate action and Viterra has full corporate power to enter into and perform this deed poll; and

(iii) this deed poll constitutes legal, valid and binding obligations on Viterra.

(b) Viterra Acquirer represents and warrants that:

(i) Viterra Acquirer is a corporation limited by shares under the Corporations Act;

(ii) the entering into and performance of this deed poll by Viterra Acquirer has been properly authorised by all necessary corporate action and Viterra Acquirer has full corporate power to enter into and perform this deed poll; and

(iii) this deed poll constitutes legal, valid and binding obligations on Viterra Acquirer.

6 Continuing obligations

This deed poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a) each of Viterra and Viterra Acquirer having fully performed its obligations under this deed poll; or

(b) the termination of this deed poll under clause 3.2.

7 Further assurances

Each of Viterra and Viterra Acquirer will do all things and execute all deeds, instruments, transfers or other documents and do all acts or things as may be necessary or desirable to give full effect to the provisions of this deed poll and the transactions contemplated by it.

8 General

8.1 Stamp duty

Viterra and Viterra Acquirer must:

(a) pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this deed poll or the steps to be taken under this the deed poll; and

(b) indemnify each Scheme Shareholder against any liability arising from any failure to comply with clause 8.1(a).

8.2 Procurement of performance

Viterra must procure that Viterra Acquirer performs all obligations which Viterra Acquirer is required to perform under this deed poll.

8.3 Notices

(a) Any notice or other communication to Viterra or Viterra Acquirer in connection with this deed poll must be in legible writing in English, signed by the person making the communication or its agent and must be given to Viterra or Viterra Acquirer either by hand delivery, pre-paid post or facsimile, in each case addressed in the manner relevantly described below:

Address: [Insert address]

Facsimile: [Insert facsimile number in format (- -) ---- ----]

Attention: [*]

(b) Any notice or other communication given in accordance with clause 8.3(a) shall, in the absence of proof of earlier receipt, be deemed to have been duly given as follows:

(i) if delivered by hand, on delivery;

(ii) if sent by pre-paid mail, on the third Business Day after posting; and

(iii) if sent by facsimile, at the local time (in the place of receipt of the fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety.

(c) Any notice given outside Working Hours on a Business Day in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours on the next Business Day in the place to which it is addressed.

8.4 Cumulative rights

The rights, powers and remedies of each of Viterra, Viterra Acquirer and the Scheme Shareholders under this deed poll are cumulative with and do not exclude the rights, powers or remedies provided by law independently of this deed poll.

8.5 Waiver and variation

(a) A party waives a right under this deed poll only by written notice that it waives that right. A waiver is limited to the specific instance to which it relates and to the specific purpose for which it is given.

(b) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this deed poll.

(c) A provision of this deed poll may not be varied unless the variation is agreed to by ABB Grain in writing in which event Viterra and Viterra Acquirer must enter into a further deed poll in favour of the Scheme Shareholders giving effect to such amendment.

8.6 Governing law and jurisdiction

(a) The laws of South Australia govern this deed poll.

(b) Each party submits to the jurisdiction of the courts exercising jurisdiction in South Australia, and any court that may hear appeals from any of those courts, for any proceedings in connection with this deed poll.

(c) Each party irrevocably waives any right it may have to claim that the courts referred to in paragraph (b) are an inconvenient forum.

(d) Viterra irrevocably appoints Freehills of Level 38, MLC Centre, 19 Martin Place, Sydney, New South Wales, Australia to be its agent for the receipt of service of process in connection with this deed poll and agrees that any service document in connection with this deed poll may be effectively served on it by service on its agent.

8.7 Assignment

The rights of a Scheme Shareholder under this deed poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so, without the prior written consent of Viterra Acquirer.

EXECUTED as a deed poll

SIGNED, SEALED AND DELIVERED by **VITERRA INC.** by its authorised signatories:)

....	....
Director	Director/Secretary
....	....
Name (BLOCK LETTERS)	Name (BLOCK LETTERS)

EXECUTED by **A.C.N 137 192 753 PTY LTD** in accordance with section 127(1) of the *Corporations Act* 2001 by:)

....	....
Director	Director/Secretary
....	....
Name (BLOCK LETTERS)	Name (BLOCK LETTERS)